Exhibit 2.1

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

INTEGRATED DEVICE TECHNOLOGY, INC.

COLONIAL MERGER SUB I, INC.

AND

INTEGRATED CIRCUIT SYSTEMS, INC.

DATED AS OF JUNE 15, 2005

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Exhibit 1.6(a)	Parent Designated Directors and Company Designated Directors

Exhibit 1.6(c)	Form of Bylaws

Exhibit 6.12	Form of Affiliate Letter

Exhibit 7.1(g)	Parent Tax Matters Certificate

Exhibit 7.1(h)	Company Tax Matters Certificate

Exhibit 7.2	Signatories to Forward Employment Agreements

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AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger, dated as of June 15, 2005 (this “Agreement”), is by and among Integrated Device Technology, Inc., a Delaware corporation (“Parent”), Colonial Merger Sub I, Inc., a Pennsylvania corporation and a direct, wholly-owned subsidiary of Parent (“Merger Sub”), and Integrated Circuit Systems, Inc., a Pennsylvania corporation (the “Company”).

WHEREAS, the respective boards of directors of the Company and Parent deem it advisable and in the best interests of each corporation and its respective stockholders that the Company and Parent engage in a business combination in order to, among other reasons, advance the long-term strategic business interests of the Company and Parent;

WHEREAS, the respective boards of directors of the Company, Parent and Merger Sub have approved the merger of the Company with and into Merger Sub (the “Merger”) upon the terms and subject to the conditions of this Agreement and in accordance with the Pennsylvania Business Corporation Law (the “PBCL”);

WHEREAS, as a condition and inducement to the willingness of the Company and Parent to enter into this Agreement, simultaneously with the execution of this Agreement, certain stockholders of the respective companies are entering into Voting Agreements (the “Voting Agreements”) which Voting Agreements provide for certain actions relating to the transactions contemplated by this Agreement, including the agreement of such stockholders to vote shares of capital stock of the respective companies held by them in favor of the Merger;

WHEREAS, for U.S. federal income tax purposes, Parent, Merger Sub and the Company intend that the Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”); and

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE 1.

THE MERGER

Section 1.1 The Merger. Upon the terms and subject to satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with the PBCL, at the Effective Time, the Company shall be merged with and into Merger Sub. As a result of the Merger, the separate corporate existence of the Company shall cease, and Merger Sub shall continue as the surviving corporation of the Merger (the “Surviving Corporation”).

Section 1.2 Closing. The closing of the Merger (the “Closing”) shall take place on the first Business Day after the satisfaction or waiver of the conditions (excluding conditions that, by their nature, cannot be satisfied until the Closing Date) set forth in Article 7, unless this Agreement has been theretofore terminated pursuant to its terms or unless another time or date is agreed to in writing by the parties hereto (the actual date of the Closing being referred to herein as the “Closing Date”). The Closing shall be held at the offices of Latham & Watkins LLP, 135 Commonwealth Drive, Menlo Park, California 94025, unless another place is agreed to in writing by the parties hereto. As of the Closing, the parties hereto shall cause the Merger to be consummated by filing articles of merger relating to the Merger (the “Articles of Merger”) with the Secretary of State of the State of Pennsylvania, in such form as required by, and executed in accordance with the relevant provisions of, the PBCL (the date and time of such filing, or if another date and time is specified in such filing as the effective time of the Merger, such specified date and time, being the “Effective Time”).

Section 1.3 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of the PBCL. Without limiting the generality of the foregoing, at the Effective Time, except as otherwise provided herein, all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

Section 1.4 Articles of Incorporation; Bylaws.

(a) At the Effective Time, the articles of incorporation of Merger Sub, as in effect on the date hereof, shall be the articles of incorporation of the Surviving Corporation, until thereafter changed or amended as provided therein or by applicable Law.

(b) At the Effective Time, the bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation, until thereafter changed or amended as provided therein or by applicable Law.

Section 1.5 Directors and Officers of the Surviving Corporation. The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation at the Effective Time, each to hold office in accordance with the articles of incorporation and bylaws of the Surviving Corporation. The officers of Merger Sub immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation at the Effective Time, each to hold office in accordance with the articles of incorporation and bylaws of the Surviving Corporation.

Section 1.6 Directors of Parent.

(a) Prior to the Effective Time the parties will exercise their best efforts such that as of the Effective Time (i) the board of directors of Parent shall consist of nine (9) members, as set forth on Exhibit 1.6(a) hereto, which Exhibit shall designate the class of directors to which each member shall belong and the applicable committees of the board of directors on which such director will serve, of whom (A) five (5) directors shall have been designated by Parent (each a “Parent Designated Director,” and collectively, the “Parent Designated Directors”); provided that Parent shall have the right to change the Parent Designated Directors designated on Exhibit 1.6(a) prior to the Effective Time only with the prior written consent of the Company, and (B) four (4) directors shall have been designated by the Company, one of which shall include Hock Tan unless he shall be unable to serve (each a “Company Designated Director,” and collectively, the “Company Designated Directors”); provided that the Company shall have the right to change the Company Designated Directors designated on Exhibit 1.6(a) prior to the Effective Time only with the prior written consent of Parent, and (ii) Hock Tan shall be the Chairman of the board of directors of Parent.

(b) Prior to the Effective Time, the parties will exercise their best efforts such that as of the Effective Time the committees of the board of directors of Parent shall be comprised of such members as contemplated by Exhibit 1.6(a), including that at least one (1) Company Designated Director shall serve on each committee of the board of directors of Parent; provided, however, that such Company Designated Director is determined to be “independent” under applicable rules and regulations of Nasdaq and the SEC.

(c) Prior to the Effective Time, Parent will exercise its best efforts such that as of the Effective Time Parent’s bylaws shall have been amended as set forth on Exhibit 1.6(c) to provide that:

(i) (A) for a period beginning at the Effective Time and ending immediately following the annual meeting of Parent’s stockholders held with respect to the fiscal year ending in the year 2007, the board of directors of Parent shall include at least five (5) Parent Designated Directors, (B) for a period beginning at the Effective Time and ending immediately following the annual meeting of Parent’s stockholders held with respect to the fiscal year ending in the year 2008, the board of directors of Parent shall include at least four (4) Parent Designated Directors, (C) for a period beginning at the Effective Time and ending immediately following the annual meeting of Parent’s stockholders held with respect to the fiscal year ending in the year 2009, the board of directors of Parent shall include at least three (3) Parent Designated Directors, (D) for a period beginning at the Effective Time and ending immediately following the annual meeting of Parent’s stockholders held with respect to the fiscal year ending in the year 2010, the board of directors of Parent shall include at least two (2) Parent Designated Directors (the periods referred to in clauses (A) through (D) collectively, the “Parent Designated Director Period”);

(ii) (A) for a period beginning at the Effective Time and ending immediately following the annual meeting of Parent’s stockholders held with respect to the fiscal year ending in the year 2007, the board of directors of Parent shall include at least four (4) Company Designated Directors, (B) for a period beginning at the Effective Time and ending immediately following the annual meeting of Parent’s stockholders held with respect to the fiscal year ending in the year 2008, the board of directors of Parent shall include at least three (3) Company Designated Directors, (C) for a period beginning at the Effective Time and ending immediately following the annual meeting of Parent’s stockholders held with respect to the fiscal year ending in the year 2009, the board of directors of Parent shall include at least two (2) Company Designated Directors, (the periods referred to in clauses (A) through (C) collectively, the “Company Designated Director Period”);

(iii) in the event that during the Parent Designated Director Period, any Parent Designated Director contemplated by Section 1.6(c)(i) to serve as a director during such period ceases to serve as such for any reason, or upon the expiration of the term of office of a Parent Designated Director such that the number of Parent Designated Directors is less than the number contemplated by Section 1.6(c)(i) to serve as a director during such period, Parent’s nominating committee of the board of directors shall nominate for appointment or election, as the case may be, the person designated by a majority of the Parent Designated Directors to fill such directorship following consultation and discussion with the Company Designated Directors as to such person’s qualifications for service as a director (a “Parent Director Nominee”), which Parent Director Nominee shall be (A) appointed by the board of directors of Parent in accordance with applicable provisions of Parent’s bylaws and certificate of incorporation, or (B) if such appointment is not permitted by Parent’s bylaws and certificate of incorporation, slated for election by Parent’s stockholders at the next annual meeting of Parent stockholders, and such person so appointed or elected pursuant to this Section 1.6(c)(iii) shall upon such appointment or election be deemed a Parent Designated Director to serve in the appropriate class of directors contemplated on Exhibit 1.6(a) hereto;

(iv) in the event that during the Company Designated Director Period, any Company Designated Director contemplated by Section 1.6(c)(ii) to serve as a director during such period ceases to serve as such for any reason, or upon the expiration of the term of office of a Company Designated Director such that the number of Company Designated Directors is less than the number contemplated by Section 1.6(c)(ii) to serve as a director during such period, Parent’s nominating committee of the board of directors shall nominate for appointment or election, as the case may be, the person designated by a majority of the Company Designated Directors to fill such directorship following consultation and discussion with the Parent Designated Directors as to such person’s qualifications for service as a director (a “Company Director Nominee”), which Company Director Nominee shall be (A) appointed by the board of directors of Parent in accordance with applicable provisions of Parent’s bylaws and certificate of incorporation, or (B) if such appointment is not permitted by Parent’s bylaws and certificate of incorporation, slated for election by Parent’s stockholders at the next annual meeting of Parent stockholders, and such person so appointed or elected pursuant to this Section 1.6(c)(iv) shall upon such appointment or election be deemed a Company Designated Director to serve in the appropriate class of directors contemplated on Exhibit 1.6(a) hereto;

(v) Hock Tan shall serve as the Chairman of the board of directors of Parent until the second anniversary of the Effective Time, so long as he serves as a member of the board of directors of Parent;

(vi) during the Company Designated Director Period, Parent’s board of directors and the nominating committee thereof shall maintain and, as applicable, appoint at least one (1) Company Designated Director to serve on each committee of the board of directors of Parent; provided, however, that such Company Designated Director may only serve on such committee if the board of directors of Parent determines, based at least in part on advice of outside legal counsel, that such director is “independent” under applicable rules and regulations of Nasdaq and the SEC (an “Independent Director”);

(vii) during the Parent Designated Director Period, Parent shall have no more than two (2) Parent Designated Directors who are not Independent Directors; during the Company Designated Director Period, Company shall have no more than two (2) Company Designated Directors who are not Independent Directors; and

(viii) during the Company Designated Director Period and/or the Parent Designated Director Period, any increase or decrease the size of the board of directors of Parent or amendment to the other bylaw provisions in this Section 1.6(c) shall require the affirmative vote, at a duly convened meeting of the board of directors of Parent, of at least a majority of each of (A) the Company Designated Directors and (B) the Parent Designated Directors;

provided, however that in the event of any disagreement between the terms set forth in this Section 1.6(c)(i)-(viii) and Parent’s bylaws as amended as contemplated by this Section 1.6(c), then Parent’s bylaws amended as set forth on Exhibit 1.6(c) shall control.

ARTICLE 2.

CONVERSION OF SECURITIES; EXCHANGE OF CERTIFICATES

Section 2.1 Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, the Company or the holders of any of the following securities:

(a) Conversion Generally. Each share of common stock, par value $0.01 per share, of the Company (“Company Common Stock”) issued and outstanding immediately prior to the Effective Time (other than any shares of Company Common Stock to be canceled pursuant to Section 2.1(b) or 2.1(e)) shall be converted, subject to Section 2.2(e), into the right to receive (i) $7.25 in cash (the “Cash Consideration”) and (ii) 1.3 (the “Exchange Ratio”) shares of common stock, par value $0.001 per share, of Parent (“Parent Common Stock”), together with the associated Parent Rights (unless the context otherwise required, all references to Parent Company Stock shall include the associated Parent Rights) (the “Stock Consideration” and together with the Cash Consideration, the “Merger Consideration”). Upon such conversion, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each certificate previously representing any such shares shall thereafter represent the right to receive the Merger Consideration payable in respect of such shares of Company Common Stock.

(b) Parent-Owned Shares. All shares of Company Common Stock owned by Parent or any of its wholly-owned Subsidiaries shall be canceled and retired and shall cease to exist, and no Merger Consideration or other consideration shall be delivered in exchange therefor.

(c) Merger Sub. Each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one newly and validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.

(d) Change in Shares. If, between the date of this Agreement and the Effective Time, the outstanding shares of Parent Common Stock or Company Common Stock shall have been changed into, or exchanged for, a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, reorganization, recapitalization, split, combination, contribution or exchange of shares, the Exchange Ratio and Cash Consideration, as applicable, shall be correspondingly adjusted to provide the holders of Company Common Stock and Company Options the same economic effect as contemplated by this Agreement prior to such event.

(e) Cancellation of Treasury Shares. Each share of Company Common Stock held in the Company treasury and each share of Company Common Stock, if any, owned by any wholly-owned subsidiary of the Company immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof.

(f) Adjustments to Preserve Tax Treatment.

(i) If the amount obtained by dividing (x) the Aggregate Parent Stock Value by (y) the Closing Transaction Value is less than 0.4500, the following shall occur:

(A) the Exchange Ratio shall be adjusted to a number, rounded to the nearest fourth decimal place, equal to (x) the product of 0.4500 and the Closing Transaction Value, divided by (y) the product of the Aggregate Company Share Number and the Closing Parent Stock Price, and

(B) the Cash Consideration shall be adjusted to an amount, rounded to the nearest cent, equal to the quotient obtained by dividing (x) the product of 0.5500 and the Closing Transaction Value, by (y) the Aggregate Company Share Number.

(ii) In the event that the Exchange Ratio and the Cash Consideration are adjusted as provided for in this Section 2.1(f), all references in this Agreement to the “Exchange Ratio” and the “Cash Consideration” shall refer to the Exchange Ratio and the Cash Consideration as adjusted in this Section 2.1(f) except as may be otherwise specified herein.

(iii) For purposes of this Section 2.1(f), the following terms shall have the following meanings:

(A) “Aggregate Cash Amount” means the product of (x) the Cash Consideration (before any adjustment pursuant to Section 2.1(f)) and (y) the Aggregate Company Share Number.

(B) “Aggregate Company Share Number” means the number obtained by subtracting (x) the aggregate number of shares of Company Common Stock to be canceled in the Merger pursuant to Section 2.1(b) or 2.1(e) from (y) the aggregate number of shares of Company Common Stock outstanding as of the Effective Time.

(C) “Aggregate Parent Share Number” means the product of (x) the Exchange Ratio (before any adjustment pursuant to Section 2.1(f)) and (y) the Aggregate Company Share Number.

(D) “Aggregate Parent Stock Value” means the product of (x) the Aggregate Parent Share Number (before any adjustment pursuant to Section 2.1(f)) and (y) the Closing Parent Stock Price.

(E) “Closing Parent Stock Price” means the mean between the high and low selling prices, regular way, of the Parent Common Stock on Nasdaq on the trading day immediately preceding the Effective Time.

(F) “Closing Transaction Value” means the sum of (x) the Aggregate Cash Amount and (y) the Aggregate Parent Stock Value.

(iv) Notwithstanding anything in this Agreement to the contrary, this Section 2.1(f) shall have no force and effect, if, prior to the Effective Time, final or temporary Treasury Regulations are promulgated or other guidance is issued by the United States Internal Revenue

Service (the “IRS”) upon which the parties to this Agreement can rely, with an effective date prior to the Effective Time, in substantially the same form or with substantially the same effect of Proposed Treasury Regulations Section 1.368-1(e)(2) (REG-129706-04; August 10, 2004).

Section 2.2 Exchange of Certificates.

(a) Exchange Agent. At or prior to the Closing Date, Parent shall appoint Equiserve or another bank or trust company designated by Parent and reasonably satisfactory to the Company to act as the exchange agent hereunder (the “Exchange Agent”). As of the Closing, Parent shall deposit, or cause to be deposited, with the Exchange Agent, in trust for the benefit of the holders of shares of Company Common Stock, converted pursuant to Section 2.1, for exchange, in accordance with this Article 2, through the Exchange Agent, sufficient cash and certificates representing shares of Parent Common Stock to make all deliveries pursuant to this Article 2; provided, however, that if the Exchange Fund (as defined below) shall for any reason not include sufficient cash or certificates to make all such deliveries, upon notice thereof from the Exchange Agent to Parent, Parent shall from time to time promptly deposit with the Exchange Agent sufficient cash and certificates to make all such deliveries. The Exchange Agent shall, pursuant to irrevocable instructions, deliver the Merger Consideration contemplated to be paid for shares of Company Common Stock pursuant to this Agreement out of the Exchange Fund. Except as contemplated by Sections 2.2(c), 2.2(e) and 2.2(i) hereof, the Exchange Fund shall not be used for any other purpose. Any cash and certificates representing Parent Common Stock deposited with the Exchange Agent shall be referred to as the “Exchange Fund.”

(b) Exchange Procedures. As promptly as reasonably practicable (and in any event no more than ten (10) Business Days) after the Effective Time, Parent shall instruct the Exchange Agent to mail to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented outstanding shares of Company Common Stock (the “Certificates”) (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent and shall be in customary form) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration payable in respect of the shares of Company Common Stock represented by such Certificates. Upon surrender of a Certificate for cancellation to the Exchange Agent together with such letter of transmittal, properly completed and duly executed, and such other documents as may be required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration payable in respect of the shares of Company Common Stock represented by such Certificate, cash in lieu of fractional shares of Parent Common Stock to which such holder is entitled pursuant to Section 2.2(e) and any dividends or other distributions to which such holder is entitled pursuant to Section 2.2(c), and the Certificate so surrendered shall forthwith be canceled. No interest shall be paid or shall accrue on any Cash Consideration, cash in lieu of fractional shares or unpaid dividends and distributions payable to holders of Certificates. In the event of a transfer of ownership of shares of Company Common Stock which is not registered in the transfer records of the Company, the Merger Consideration payable in respect of such shares of Company Common Stock may be paid to a transferee if the Certificate representing such shares of Company Common Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer Taxes have been paid. Until surrendered as contemplated by this Section 2.2, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration payable in respect of the shares of Company Common Stock represented by such Certificate, cash in lieu of any fractional shares of Parent Common Stock to which such holder is entitled pursuant to Section 2.2(e) and any dividends or other distributions to which such holder is entitled pursuant to Section 2.2(c), in each case, without any interest thereon.

(c) Distributions with Respect to Unexchanged Shares of Parent Common Stock. No dividends or other distributions declared or made with respect to shares of Parent Common Stock, with a record date after the Effective Time, shall be paid to the holder of any unsurrendered Certificate, and no cash payment in lieu of fractional shares of Parent Common Stock shall be paid to any such holder pursuant to Section 2.2(e), unless and until the holder of such Certificate shall surrender such Certificate. Subject to the effect of escheat, Tax or other applicable Laws, following surrender of any such Certificate, there shall be paid to such holder of the certificates representing whole shares of Parent Common Stock issuable in exchange therefor, without interest, (i) promptly, the amount of any cash payable in lieu of fractional shares of Parent Common Stock to which such holder is entitled pursuant to Section 2.2(e) and the amount of dividends or other distributions with a record date at or after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock and (ii) at the appropriate payment date, the amount of dividends or other distributions, with a record date at or after the Effective Time but prior to such surrender and a payment date subsequent to such surrender, payable with respect to such whole shares of Parent Common Stock.

(d) Further Rights in Company Common Stock. The Merger Consideration issued upon conversion of a share of Company Common Stock in accordance with the terms hereof (including any payments pursuant to Section 2.2(c) or Section 2.2(e)) shall be deemed to have been issued in full satisfaction of all rights pertaining to such share of Company Common Stock.

(e) Fractional Shares. No certificates or scrip representing fractional shares of Parent Common Stock will be issued upon the surrender for exchange of Certificates, but in lieu thereof each holder of Company Common Stock who would otherwise be entitled to a fraction of a share upon surrender for exchange of Parent Common Stock (after aggregating all fractional shares of Parent Common Stock to be received by such holder) shall receive from Parent an amount of cash (rounded down to the nearest whole cent), without interest, equal to the product of such fraction multiplied by the Market Value (as defined below) of the Parent Common Stock. The “Market Value” of the Parent Common Stock means the average closing price per share of Parent Common Stock (rounded to the nearest cent) on Nasdaq for the twenty (20) consecutive trading days ending on the second trading day immediately prior to the Effective Time (as reported in the New York City edition of The Wall Street Journal for each such trading day, or, if not reported therein, any other authoritative source reasonably selected by Parent). Such payment shall occur as soon as reasonably practicable after the determination of the amount of cash, if any, to be paid to each holder of Company Common Stock with respect to any fractional shares and following compliance by such holder with the exchange procedures set forth in Section 2.2(b) hereof and in the letter of transmittal. No dividend or distribution with respect to Parent Common Stock shall be payable on or with respect to any fractional share and such fractional share interests shall not entitle the owner thereof to any rights of a stockholder of Parent.

(f) Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the holders of Company Common Stock for nine (9) months after the Effective Time shall be delivered to Parent, upon demand, and, from and after such delivery to Parent, any holders of Company Common Stock who have not theretofore complied with this Article 2 shall thereafter look only to Parent for the Merger Consideration payable in respect of such shares of Company Common Stock, any cash in lieu of fractional shares of Parent Common Stock to which they are entitled pursuant to Section 2.2(e) and any dividends or other distributions with respect to Parent Common Stock to which they are entitled pursuant to Section 2.2(c), in each case, without any interest thereon.

(g) No Liability. None of Parent, the Surviving Corporation or the Company shall be liable to any holder of shares of Company Common Stock for any such shares of Parent Common Stock (or dividends or distributions with respect thereto) or cash from the Exchange Fund delivered to a public official pursuant to any abandoned property, escheat or similar Law.

(h) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall pay in exchange for such lost, stolen or destroyed Certificate the Merger Consideration payable in respect of the shares of Company Common Stock represented by such Certificate, any cash in lieu of fractional shares of Parent Common Stock to which the holders thereof are entitled pursuant to Section 2.2(e) and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 2.2(c), in each case, without any interest thereon.

(i) Investment. Parent may direct the Exchange Agent to invest any funds (including any interest received with respect thereto) included in the Exchange Fund which has not been distributed to holders of Certificates on its behalf in interest-bearing securities; provided, however, that no such gain or loss thereon shall affect the amounts payable to the holders of shares of the Company Common Stock represented by Certificates hereunder.

(j) Withholding. Parent or the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Company Common Stock such amounts as Parent or the Exchange Agent are required to deduct and withhold under the Code, or any Tax Law, with respect to the making of such payment. To the extent that amounts are so withheld by Parent or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Company Common Stock in respect of whom such deduction and withholding was made by Parent or the Exchange Agent.

Section 2.3 Stock Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed and thereafter, there shall be no further registration of transfers of shares of Company Common Stock theretofore outstanding on the records of the Company. From and after the Effective Time, the holders of Certificates representing shares of Company Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares of Company Common Stock except as otherwise provided herein or by Law. On or after the Effective Time, any Certificates presented to the Exchange

Agent or Parent for any reason shall be exchanged for the Merger Consideration payable in respect of the shares of Company Common Stock represented by such Certificates, any cash in lieu of fractional shares of Parent Common Stock to which the holders thereof are entitled pursuant to Section 2.2(e) and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 2.2(c), in each case, without any interest thereon.

Section 2.4 Stock Options.

(a) Treatment of Company Options and Company Restricted Stock Generally. Prior to the Effective Time, the Company shall take all action necessary such that:

(i) Each Company Option outstanding under the Company Stock Option Plans immediately prior to the Effective Time with an exercise price per share equal to or greater than the Total Purchase Price Per Share shall be canceled and the holder thereof shall have no right to receive any consideration therefor;

(ii) Each Company Option outstanding under the Company Stock Option Plans immediately prior to the Effective Time with an exercise price per share less than the Total Purchase Price Per Share, whether or not vested or exercisable, shall be cancelled and the holder thereof shall be entitled to receive an amount of cash, without interest, equal to the product of (x) the total number of Shares subject to such Company Option multiplied by (y) the excess, if any, of the Total Purchase Price Per Share over the exercise price per share subject to such Company Option (with the aggregate amount of such payment to the holder to be rounded to the nearest cent), less applicable withholding taxes, required to be withheld with respect to such payment; and

(iii) As of the Effective Time, each outstanding share of Restricted Company Common Stock (as defined below), the restrictions of which have not lapsed immediately prior to the Effective Time shall become fully vested and, subject to Section 2.1(a), converted into the right to receive the Merger Consideration under Section 2.1(a). “Restricted Company Common Stock” shall mean a share of restricted Company Common Stock granted pursuant to the terms of the Company’s 2000 Long-Term Equity Incentive Plan (the “2000 Plan”) and an accompanying Restricted Stock Award Notice under the 2000 Plan.

(b) Replacement Option Grants. Prior to the Closing Date, Parent shall take all action necessary to facilitate Parent’s ability to, promptly following the Closing Date, grant two (2) Parent Option Grants for each Company Option outstanding immediately prior to the Effective Time that is cancelled pursuant to Section 2.4(a)(i) or (ii), whether or not then exercisable (a “Replaced Option”), to each holder of a Replaced Option who is an officer, director or employee of Parent or any of its Subsidiaries (including the Company or any of its Subsidiaries) immediately following the Closing, which Parent Option Grants shall have an exercise price equal to the fair market value of the Parent’s common stock on the date of grant, collectively, the “Replacement Option Grants”) and promptly following the Closing Date, Parent shall make such Replacement Option Grants. One of the Replacement Option Grants shall be for the same number of shares, and shall be vested to the same extent and vest according to the same vesting schedule as such person’s Replaced Option, and shall have the same term as set forth in Parent’s standard form of stock option agreement as of the date hereof (the “First Replacement Option Grant”). The second of the Replacement Option Grants shall be for that number of shares calculated by multiplying the number of shares subject to each Replaced Option by the Implied All Stock Exchange Ratio and subtracting the number of shares subject to the First Replacement Option Grant and shall vest according to the vesting schedule and shall have the same term as set forth in Parent’s standard form of stock option agreement as of the date hereof (the “Second Replacement Option Grant”). Except as provided herein, all of the Replacement Option Grants shall be subject to the terms and conditions of Parent’s stock option plan under which they are granted and Parent’s standard form of stock option agreement as of the date hereof (including without limitation with regard to the duration of exercisability following termination of employment).

(c) Reservation of Shares; Registration. Parent shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Parent Common Stock for delivery upon exercise of Parent Options granted pursuant to Section 2.4(b). As promptly as reasonably practicable after the Effective Time, but in no event later than ten (10) Business Days thereafter, Parent shall file a registration statement on Form S-8 (or any successor or other appropriate forms) with respect to the shares of Parent Common Stock subject to such options to the fullest extent permitted by law and shall use its commercially reasonable efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such options remain outstanding.

(d) Company ESPP. Each outstanding purchase right under the Company’s Employee Stock Purchase Plan (the “Company ESPP”) shall be exercised for the purchase of shares of Company Common Stock at the price per share determined pursuant to the Company ESPP on the date immediately prior to the Closing Date, pursuant to Section 19(b) of the Company ESPP (the “Final Offering Period”). Immediately following the Final Offering Period and upon or prior to the Effective Time, the Company shall take all action necessary to provide that the Company ESPP shall be terminated immediately prior to the Effective Time and that no person will have any further right to purchase Company Common Stock under the Company ESPP.

(e) Parent Options and Parent ESPP Generally. At the Effective Time, each Parent Option then outstanding under the Parent Stock Option Plans or otherwise (other than Parent Options granted pursuant to Section 2.4(b)), whether or not then exercisable, shall continue to have, and be subject to, the same terms and conditions (including vesting schedule) as set forth in the Parent Option and, if applicable, the Parent Stock Option Plans and any agreements thereunder immediately prior to the Effective Time. At and following the Effective Time, Parent’s 1984 Employee Stock Purchase Plan (the “Parent ESPP”) shall remain in effect and each Parent Option outstanding thereunder shall remain outstanding and be subject to the same terms and conditions as set forth in the Parent ESPP and any agreements thereunder immediately prior to the Effective Time.

ARTICLE 3.

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the corresponding section of the Disclosure Letter delivered by the Company to Parent prior to the execution of this Agreement (the “Company Disclosure

Letter”) (and subject to Section 9.14 hereof), the Company hereby represents and warrants to Parent as follows:

Section 3.1 Organization and Qualification; Subsidiaries. Each of the Company and its Subsidiaries (the “Company Subsidiaries”) is a corporation duly organized, validly existing and in good standing under the laws of its respective jurisdiction of incorporation and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted, and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, qualified or in good standing, or to have such power or authority, would not, individually or in the aggregate, have a Company Material Adverse Effect. The Company has made available to Parent a complete and correct copy of the articles of incorporation and bylaws (or other organizational documents) of the Company and the Company Subsidiaries, each as amended to date. Except with respect to securities of non-affiliates held for investment purposes which do not constitute more than a 1% interest in any such non-affiliate and with respect to the capital stock of wholly-owned Company Subsidiaries, neither the Company nor any Company Subsidiary holds an Equity Interest in any other person. The articles of incorporation and bylaws (or other organizational documents) of the Company and the Company Subsidiaries made available are in full force and effect. Section 3.1 of the Company Disclosure Letter contains a correct and complete list of each jurisdiction where the Company and each of its Subsidiaries is organized and qualified to do business.

Section 3.2 Capitalization.

(a) As of the date hereof, the authorized capital stock of the Company consists of 300,000,000 shares of Company Common Stock and 5,000,000 shares of preferred stock, par value $0.01 per share (the “Company Preferred Stock”). As of June 13, 2005 (i) 70,061,481 shares of Company Common Stock were issued and outstanding, all of which were validly issued and fully paid, nonassessable and free of preemptive rights, and (ii) 8,546,595 shares of Company Common Stock were issuable (and such number was reserved for issuance) upon exercise of Company Options outstanding as of such date. As of the date hereof, no shares of Company Preferred Stock are issued or outstanding.

(b) Except for outstanding Company Options and outstanding purchase rights under the Company ESPP, as of the date hereof, there are no options, warrants or other rights, agreements, arrangements or commitments of any character to which the Company or any Company Subsidiary is a party or by which the Company or any Company Subsidiary is bound relating to the issued or unissued capital stock or other Equity Interests of the Company or any Company Subsidiary, or obligating the Company or any Company Subsidiary to issue or sell any shares of its capital stock or other Equity Interests. From June 13, 2005 to the date of this Agreement, the Company has not issued any Equity Interests with respect to Company Common Stock, other than Company Common Stock issued upon exercise of Company Stock Options and Company Common Stock issued in the ordinary course of business pursuant to the Company ESPP. Section 3.2(b) of the Company Disclosure Letter sets forth a true and complete list, as of June 13, 2005, of the prices at which outstanding Company Options may be exercised under the Company Stock Option Plans, the number of Company Options outstanding at each such price and the vesting schedule of the Company Options. All shares of Company Common Stock subject to issuance under the Company Stock Option Plans, upon issuance prior to the Effective Time on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights.

(c) There are no outstanding contractual obligations of the Company or any Company Subsidiary (i) restricting the transfer of, (ii) affecting the voting rights of, (iii) requiring the repurchase, redemption or disposition of, or containing any right of first refusal with respect to, (iv) requiring the registration for sale of, or (v) granting any preemptive or antidilutive right with respect to, any Company Common Stock or any capital stock of, or other Equity Interests in, any Company Subsidiary. Each outstanding share of capital stock of each Company Subsidiary is duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights and is owned, beneficially and of record, by the Company free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, agreements, limitations on the Company’s voting rights, charges and other encumbrances of any nature whatsoever. There are no outstanding contractual obligations of the Company or any Company Subsidiary to make any loan to, or any equity or other investment (in the form of a capital contribution or otherwise) in, any Company Subsidiary or any other person, other than guarantees by the Company of any indebtedness or other obligations of any wholly-owned Company Subsidiary and other than loans made in the ordinary course consistent with past practice to employees of the Company and its Subsidiaries. The Company has not adopted a stockholder rights plan.

(d) Neither the Company nor any Company Subsidiary has outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of the Company or any Company Subsidiary on any matter.

Section 3.3 Authority.

(a) The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement, subject in the case of the consummation of the Merger to the approval of this Agreement by the holders of a majority of the votes cast by all holders of Company Common Stock entitled to vote thereon (the “Company Stockholder Approval”). The execution and delivery of this Agreement by the Company and the consummation by the Company of such transactions have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of the Company and no stockholder votes are necessary to authorize this Agreement or to consummate such transactions, subject only to obtaining the Company Stockholder Approval. This Agreement is the valid and binding agreement of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general principles of equity.

(b) The Company has duly and validly taken all necessary corporate action on the part of the Company to render inapplicable to the Company the provisions of Subchapters E, G, H, I and J of Chapter 25 of the PBCL.

(c) The board of directors of the Company, by resolutions duly adopted by unanimous vote at a meeting duly called and held and, except to the extent contemplated by Section 6.4, not subsequently rescinded or modified in any way (the “Company Board Approval”), has duly (i) determined that this Agreement and the Merger are advisable and fair to and in the best interests of the Company and its stockholders, (ii) approved this Agreement and the Voting Agreements and the transactions contemplated hereby and thereby, including the Merger, and (iii) recommended that the stockholders of the Company adopt this Agreement (the “Company Recommendation”) and directed that this Agreement and the transactions contemplated hereby be submitted for consideration by the Company’s stockholders in accordance with this Agreement. The Company Board Approval constitutes or includes approval of this Agreement and the Voting Agreements and the transactions contemplated hereby and thereby, including the Merger, as required under any applicable “moratorium,” “control share,” “fair price” or other applicable anti-takeover Laws or Laws that purport to restrict business combinations, including, without limitation, Section 203 of the Delaware General Corporation Law (the “DGCL”) and Section 2538 of Subchapter 25D and Subchapter 25F (§§ 2551-2556) of the PBCL (each a “Takeover Law”), and no such Takeover Law is applicable to this Agreement or the Voting Agreements or the transactions contemplated hereby or thereby, including the Merger.

(d) The board of directors of the Company has received the opinion of each of its financial advisors, Lehman Brothers Inc and Piper Jaffray & Co. (the “Company Financial Advisors”), dated the date, or shortly prior to the date, of this Agreement, to the effect that, as of the date of such opinion, the Merger Consideration is fair, from a financial point of view, to the stockholders of the Company.

Section 3.4 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company will not, (i) conflict with or violate any provision of (A) the Amended and Restated Articles of Incorporation of the Company as in effect on the date hereof (the “Company Articles”), (B) the Bylaws of the Company as in effect on the date hereof (the “Company Bylaws”), or (C) any equivalent organizational documents of any Company Subsidiary, or (ii) require any consent or approval under, violate, result in any breach of, any loss of any benefit under or constitute a change of control or default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a lien or other encumbrance (other than a Permitted Lien) on any property or asset of the Company or any Company Subsidiary pursuant to, any Law, Contract, Company Permit or other instrument or obligation, except, with respect to clause (i)(C) or clause (ii), for any such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, have a Company Material Adverse Effect.

(b) The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company will not, require any consent, approval, authorization or permit of, or filing with or notification to, any domestic or foreign Governmental Entity, except (i) under the Exchange Act, the Securities Act, any applicable Blue Sky Law, the rules and regulations of Nasdaq and pursuant to Section 1.2 hereof, the filing of the Articles of Merger with the Pennsylvania Secretary of State, (ii) any filings necessary under the

HSR Act or foreign antitrust laws and regulations, and (iii) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, have a Company Material Adverse Effect.

Section 3.5 Permits; Compliance With Law. Each of the Company and the Company Subsidiaries is in possession of all authorizations, licenses, permits, certificates, approvals and clearances, and has submitted notices to, all Governmental Entities necessary for the Company or any Company Subsidiary to own, lease and operate its properties or other assets and to carry on their respective businesses in the manner described in the Company SEC Filings filed prior to the date hereof and as it is being conducted as of the date hereof (the “Company Permits”), and all such Company Permits are valid, and in full force and effect, except where the failure to have, or the suspension or cancellation of, or failure to be valid or in full force and effect of, any of the Company Permits would not, individually or in the aggregate, have a Company Material Adverse Effect. Neither the Company nor any Company Subsidiary is in conflict with, or in default or violation of, (a) any Law (including the Foreign Corrupt Practices Act) applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound or affected or (b) any Company Permits, except, with respect to clauses (a) and (b), for any such conflicts, defaults or violations that would not, individually or in the aggregate, have a Company Material Adverse Effect. No investigation or review by any Governmental Entity with respect to the Company or any of the Company Subsidiaries is, to the Knowledge of the Company, pending or threatened, nor has any Governmental Entity indicated an intention to conduct the same.

Section 3.6 SEC Filings; Financial Statements.

(a) The Company has timely filed all registration statements, prospectuses, forms, reports, definitive proxy statements, schedules and documents required to be filed by it under the Securities Act or the Exchange Act, as the case may be, since June 29, 2003 (collectively, the “Company SEC Filings”). Each Company SEC Filing (i) as of its date, complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, (ii) did not at the time of filing, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading, and (iii) with respect to each Company SEC Filing filed for fiscal periods ending after July 30, 2002, at the time filed included or was accompanied by the certifications required by the Sarbanes-Oxley Act of 2002 (“SOXA”) to be filed or submitted by the Company’s principal executive officer and principal financial officer (each of which certification was true and correct and fully complied with the SOXA) and otherwise complied in all material respects with the applicable requirements of the SOXA.

(b) Each of the consolidated financial statements (including, in each case, any notes thereto) contained in the Company SEC Filings was prepared in all material respects in accordance with GAAP applied (except as may be indicated in the notes thereto and, in the case of unaudited quarterly financial statements, as permitted by Form 10-Q under the Exchange Act) on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto), and each presented fairly the consolidated financial position, results of operations and cash flows of the Company and the consolidated Company Subsidiaries as of the respective dates thereof and for the respective periods indicated therein (subject, in the case of unaudited statements, to normal and recurring year-end adjustments which did not and would not, individually or in the aggregate, have a Company Material Adverse Effect). The books and records of the Company and the Company Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and all other applicable legal and accounting requirements. The Company has made available to Parent complete and correct copies of all documents governing all material “off balance arrangements” (as defined by item 303(a)(4) of Regulation S-K promulgated by the SEC) in respect of the Company or any Company Subsidiary.

(c) Except as and to the extent set forth on the consolidated balance sheet of the Company and the consolidated Company Subsidiaries as of July 3, 2004 included in the Company’s Form 10-K for the year ended July 3, 2004, including the notes thereto (the “Company Form 10-K”), neither the Company nor any consolidated Company Subsidiary has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that would be required to be reflected on a balance sheet or in notes thereto prepared in accordance with GAAP, except for (i) liabilities or obligations incurred in the ordinary course of business consistent with past practice since July 3, 2004, (ii) liabilities and obligations incurred in connection with this Agreement and the transactions contemplated hereby, and (iii) liabilities and obligations that taken individually, or in the aggregate, are not material in amount or significance.

(d) The Company has in place the “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) required in order for the Chief Executive Officer and Chief Financial Officer of the Company to engage in the review and evaluation process mandated by Section 302 of the SOXA. The Company’s “disclosure controls and procedures” are designed to ensure at a reasonable assurance level that material information (both financial and non-financial) relating to the Company and its consolidated Subsidiaries required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information is accumulated and communicated to the Company’s principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the Chief Executive Officer and Chief Financial Officer of the Company required by Section 302 of SOXA with respect to such reports.

Section 3.7 Absence of Certain Changes or Events. Since July 3, 2004, except as disclosed in the Company Form 10-K or in Company SEC Filings since July 3, 2004 through to the date of this Agreement, including the notes thereto, and except as specifically contemplated by, or as disclosed in, this Agreement, the Company and the Company Subsidiaries have conducted their businesses in the ordinary course consistent with past practice and, since such date, there has not been (a) any change, circumstance or event that has had a Company Material Adverse Effect; (b) any material change by the Company or the Company Subsidiaries in its accounting methods not required pursuant to generally accepted accounting principles or practices; (c) any declaration, setting aside or payment of any dividend or other distribution with respect to the Company’s or any non-wholly-owned Company Subsidiary’s capital stock; (d) any split, combination or reclassification of the Company’s or any non-wholly-owned Company Subsidiary’s capital stock or any issuance of or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for, shares of its respective capital stock; (e)

any material revaluation by the Company or any Company Subsidiary of any of their assets; or (f) any material loss of the Company Intellectual Property taken as a whole that is owned by the Company or any Company Subsidiary.

Section 3.8 Employee Benefit Plans.

(a) Section 3.8(a) of the Company Disclosure Letter sets forth a true and complete list of each “employee benefit plan” as defined in Section 3(3) of ERISA and any other material plan, policy, program, practice, agreement, understanding or arrangement providing compensation or other benefits to any current or former director, officer, employee or consultant (or to any dependent or beneficiary thereof) of the Company, any Company Subsidiary or any Company ERISA Affiliate, which are now, or with respect to any plan intended to be qualified under Section 401(a) of the Code, were within the past 6 years, maintained, sponsored or contributed to by the Company, any Company Subsidiary or any Company ERISA Affiliate, or under which the Company, any Company Subsidiary or any Company ERISA Affiliate has any material obligation or liability, whether actual or contingent, including, without limitation, all material incentive, bonus, deferred compensation, vacation, holiday, cafeteria, medical, disability, stock purchase, stock option, stock appreciation, phantom stock, restricted stock or other stock-based compensation plans, policies, programs, practices or arrangements. Each “employee benefit plan” as defined in Section 3(3) of ERISA and each other material plan, policy, program, practice, agreement, understanding or arrangement providing compensation or other benefits to any current or former director, officer, employee or consultant (or to any dependent or beneficiary thereof) of the Company, any Company Subsidiary or any Company ERISA Affiliate, which are now, or were within the past 6 years, maintained, sponsored or contributed to by the Company, any Company Subsidiary or any Company ERISA Affiliate, or under which the Company, any Company Subsidiary or any Company ERISA Affiliate has any material obligation or liability, whether actual or contingent, including, without limitation, all material incentive, bonus, deferred compensation, vacation, holiday, cafeteria, medical, disability, stock purchase, stock option, stock appreciation, phantom stock, restricted stock or other stock-based compensation plans, policies, programs, practices or arrangements is hereinafter referred to as a “Company Benefit Plan”. Neither the Company, nor to the Knowledge of the Company, any other person, has any express or implied commitment, whether legally enforceable or not, to modify, change or terminate any Company Benefit Plan, other than with respect to a modification, change or termination required by ERISA, the Code, the Health Insurance Portability and Accountability Act of 1996 or any other applicable Law. The Company has delivered or made available to Parent true, correct and complete copies of all Company Benefit Plans (or, if not so delivered, has delivered or made available to Parent a written summary of their material terms), and, with respect thereto, all amendments, trust agreements, insurance Contracts, other funding vehicles, determination letters issued by the IRS, the most recent annual reports (Form 5500 series) filed with the IRS, and the most recent actuarial report or other financial statement relating to such Company Benefit Plan.

(b) Each Company Benefit Plan has been maintained, funded and administered in all material respects in accordance with its terms and all applicable Laws, including ERISA and the Code, and contributions and premium payments required to be made under the terms of any of the Company Benefit Plans as of the date of this Agreement have been timely made. With respect to the Company Benefit Plans, no event has occurred and, to the Knowledge of the Company, there exists no condition or set of circumstances in connection with which the

Company or any Company Subsidiary could reasonably be expected to be subject to any material liability (other than for routine benefit claim liabilities) under the terms of, or with respect to, such Company Benefit Plans, ERISA, the Code or any other applicable Law, and neither the Company nor any ERISA Affiliate has any actual or contingent material liability under ERISA Section 502.

(c) Each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code has obtained or is the subject of a favorable determination letter from the IRS that the Company Benefit Plan is so qualified and all related trusts are exempt from U.S. federal income taxation under Section 501(a) of the Code, and, to the Knowledge of the Company, nothing has occurred, whether by action or by failure to act, which could be reasonably expected to cause the loss of such qualification or exemption. Except as would not reasonably be expected to result in material liability to the Company or a Company Subsidiary, (i) there has been no prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code and other than a transaction that is exempt under a statutory or administrative exemption) with respect to any Company Benefit Plan, and no fiduciary of any Company Benefit Plan has any actual or contingent liability for breach of fiduciary duty or any other failure to act or comply in connection with the administration or investment of the assets of any Company Benefit Plan, (ii) no suit, administrative proceeding, action, claim or litigation has been brought, or to the Knowledge of the Company is threatened, against or with respect to any such Company Benefit Plan, including any audit or inquiry by the IRS or United States Department of Labor (other than routine benefits claims) and, to the Knowledge of the Company, there is no basis for any such suit, administrative proceeding, action, claim or litigation, (iii) none of the assets of the Company, any Company Subsidiary or any Company ERISA Affiliate are, or may reasonably be expected to become, the subject of any lien arising under ERISA or Section 412(n) of the Code, (iv) all Tax, annual reporting and other governmental filings required by ERISA and the Code with respect to a Company Benefit Plan have been timely filed with the appropriate Governmental Entity and all notices and disclosures have been timely provided to participants, (v) all contributions and payments to each Company Benefit Plan are deductible under applicable Code sections including, as applicable, Sections 162 or 404, and (vi) no material excise Tax could be imposed upon the Company or any Company Subsidiary under Chapter 43 of the Code with respect to any Company Benefit Plan.

(d) None of the Company, any Company Subsidiary or any Company ERISA Affiliate sponsors, maintains, contributes to or has an obligation to contribute to, or has any actual or contingent liability with respect to, any “employee pension benefit plan” (as defined in Section 3(2) of ERISA) that is subject to Title IV of ERISA or Section 412 of the Code, or any “multiemployer plan” as defined in Section 3(37) of ERISA.

(e) No amount that would be reasonably expected to be received (whether in cash or property or the vesting of property), in connection with the consummation of the transactions contemplated by this Agreement, by any employee, officer or director of the Company or any of its Subsidiaries who is a “disqualified individual” (as such term is defined in proposed Treasury Regulation Section 1.280G-1) under any Company Benefit Plan or otherwise may be characterized as an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).

(f) Except as required under COBRA, no Company Benefit Plan provides any of the following retiree or post-employment benefits to any person: medical, disability or life insurance or other welfare-type benefits. The Company, the Company Subsidiaries and each Company ERISA Affiliate are in compliance with (i) the requirements of COBRA, and (ii) the applicable requirements of the Health Insurance Portability and Accountability Act of 1996 and the regulations (including the proposed regulations) thereunder, except as would not be reasonably expected to result in material liability to the Company, any Company Subsidiary or a Company ERISA Affiliate.

(g) Except as set forth on Section 3.8(g) of the Company Disclosure Letter, neither the Company nor any Company Subsidiary maintains sponsors, contributes to or has any material liability with respect to any employee benefit plan, program or arrangement that provides benefits to non-resident aliens with no United States source income outside of the United States (each, a “Company Foreign Benefit Plan”). Each Company Foreign Benefit Plan has been maintained, funded and administered in compliance in all material respects with all Laws applicable thereto and the respective requirements of such Company Foreign Benefit Plan’s governing documents, and no Company Foreign Benefit Plan has any unfunded or underfunded liabilities.

(h) Neither the Company nor any Company Subsidiary is a party to or otherwise bound by any collective bargaining Contract with a labor union or labor organization, nor is any such Contract presently being negotiated.

(i) The Company has identified in Section 3.8(i) of the Company Disclosure Letter and has made available to Parent true and complete copies of (i) all severance and employment agreements currently in effect with directors, officers or employees of or consultants to the Company or any Company Subsidiary, (ii) all severance programs and policies of each of the Company and each Company Subsidiary with or relating to its employees, and (iii) all plans, programs, agreements and other arrangements of each of the Company and each Company Subsidiary with or relating to its directors, officers, employees or consultants which contain change in control provisions. Neither the execution and delivery of this Agreement or other related agreements, nor the consummation of the transactions contemplated hereby or thereby will (either alone or in conjunction with any other event, such as termination of employment) (i) result in any payment (including, without limitation, severance, unemployment compensation, parachute or otherwise) becoming due to any director or any employee of the Company or any Company Subsidiary or Affiliate from the Company or any Company Subsidiary or Affiliate under any Company Benefit Plan or otherwise, (ii) significantly increase any benefits otherwise payable under any Company Benefit Plan or (iii) result in any acceleration of the time of payment or vesting of any benefits, except as may be required by applicable Law.

(j) The Company and the Company Subsidiaries have, for purposes of each relevant Company Benefit Plan, correctly classified those individuals performing services for the Company or any Company Subsidiary as common law employees, leased employees, independent contractors or agents.

Section 3.9 Contracts. Except as filed as exhibits to the Company SEC Filings filed prior to the date of this Agreement, or as disclosed in Section 3.9 of the Company Disclosure Letter, as of the date of this Agreement neither the Company nor any Company Subsidiary is a party to or bound by any Contract (each a “Company Material Contract”) that (i) is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC), (ii) is with any Affiliate of the Company, other than any Contract (A) which is or has been fully performed and under which the Company has no continuing right, liability or obligation, or (B) that is otherwise disclosed on the Company Disclosure Letter and marked with a footnote indicating that it is a Contract with an Affiliate of the Company, or (iii) limits or otherwise restricts the Company or any Company Subsidiary or that would, after the Effective Time, limit or restrict Parent or any of its Subsidiaries (including the Surviving Corporation and its Subsidiaries) or any successor thereto, from engaging or competing in any line of business or in any geographic area. To the Company’s Knowledge, none of the contracts or agreements referred to in the foregoing clause (iii) would preclude the Company, the Surviving Corporation or Parent after Closing from engaging in any of its current activities, or presently planned material activities of which the Company is aware. All Company Material Contracts are valid and in full force and effect except to the extent they have previously expired in accordance with their terms, and neither the Company nor any Company Subsidiary has violated any provision of, or committed or failed to perform any act which, with or without notice, lapse or time, or both, could reasonably be expected to constitute a material default under the provisions of any such Company Material Contract. To the Knowledge of the Company, no counterparty to any such Company Material Contract has violated any provision of, or committed or failed to perform any act which, with our without notice, lapse of time, or both, could reasonably be expected to constitute a material default or other breach under the provisions of any such Company Material Contract. Copies of all the Contracts set forth in the Company Disclosure Letter have heretofore been made available to Parent and such copies are accurate and complete.

Section 3.10 Litigation. Except as and to the extent disclosed in the Company SEC Filings, including the notes thereto, filed prior to the date of this Agreement or as set forth on Section 3.10 of the Company Disclosure Letter, (a) to the Knowledge of the Company, there is no suit, claim, action, proceeding or investigation pending or threatened against the Company or any Company Subsidiary or for which the Company or any Company Subsidiary is obligated to indemnify a third party, and (b) neither the Company nor any Company Subsidiary is subject to any outstanding and unsatisfied order, writ, injunction, decree or arbitration ruling, award or other finding.

Section 3.11 Environmental Matters. Except as disclosed in the Company Form 10-K or in Company SEC Filings, including the notes thereto:

(a) The Company and the Company Subsidiaries (i) have complied and are in compliance with all applicable Environmental Laws, (ii) hold all Environmental Permits necessary to conduct their current operations, and (iii) have complied and are in compliance with their respective Environmental Permits, except, in each case, as would not, individually or in the aggregate, have a Company Material Adverse Effect.

(b) Neither the Company nor any Company Subsidiary has received within the past five (5) years any written notice, demand, letter, claim or request for information alleging that the Company or any Company Subsidiary is or may be in material violation of, or has any material liability under, any Environmental Law.

(c) Neither the Company nor any Company Subsidiary (i) has entered into any consent decree or order, is a party to litigation or other proceeding, or is subject to any judgment, decree or judicial order, relating to Environmental Laws, Environmental Permits or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Materials and, to the Knowledge of the Company, no such consent decree, order, litigation or other proceeding, judgment, decree or judicial order is pending or threatened or (ii) has any contractual obligation to indemnify, hold harmless or insure any other person with respect to any claim actually threatened or asserted against the Company or any Company Subsidiary and relating to any Environmental Law or any Hazardous Materials.

(d) None of the real property owned or leased by the Company or any Company Subsidiary is listed or, to the Knowledge of the Company, proposed for listing on the “National Priorities List” under CERCLA, as of the date hereof, or any similar state or foreign list of sites requiring investigation or cleanup.

(e) Neither the Company nor any of the Company Subsidiaries has ever treated, stored, transported, disposed of, arranged for or permitted the disposal of, handled, released, or exposed any person to, any Hazardous Materials, or owned or operated any property or facility (and no such property or facility is contaminated by any Hazardous Materials) in a manner that has given or could reasonably be expected to give rise to any liabilities pursuant to any Environmental Law for fines, penalties, injuries or damages to persons or the environment, or costs of environmental investigation, cleanup or monitoring, in each case as would, individually or in the aggregate, have a Company Material Adverse Effect.

Section 3.12 Intellectual Property. Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, (a) no Company Intellectual Property owned by the Company or any Company Subsidiary is subject to any outstanding injunction, judgment, order or settlement, and the Company and its Subsidiaries have fully complied with, paid and otherwise satisfied all such obligations, (b) to the Company’s Knowledge, the Company Patents owned by the Company or any Company Subsidiary are valid and enforceable, in whole or in part, and no allegation of invalidity or conflicting ownership or inventorship rights with respect to any such Company Patent has been received by the Company or any Company Subsidiary from a third party, (c) no Company Intellectual Property that is owned by the Company or any Company Subsidiary is to the Company’s Knowledge the subject of any pending or threatened action, suit, claim, investigation, arbitration, validity or enforceability challenge or other proceeding, (d) to the Company’s Knowledge, no Company Intellectual Property that is licensed by the Company or any Company Subsidiary is the subject of any pending or threatened action, suit, claim, investigation, arbitration, validity or enforceability challenge or other proceeding, (e) no person has given written notice to the Company or any Company Subsidiary in the past three (3) years that the Company or any Company Subsidiary is infringing or misappropriating or has infringed or misappropriated any patent, trademark, service mark, trade name, or copyright or design right or other intellectual property right of any third party, or that the Company or any Company Subsidiary has misappropriated or improperly used or disclosed any trade secret, confidential information or know-how, (f) to the Company’s Knowledge, the conduct of the business of the Company and the Company Subsidiaries as currently conducted does not infringe or misappropriate any Intellectual Property right of any third party, (g) there exists no prior act or omission or current conduct or use by the Company, any Company Subsidiary or, to the Knowledge of the Company, any third party that would invalidate, reduce or eliminate the enforceability or scope of any Company Intellectual Property owned by the Company or any Company Subsidiary, and (h) the Company and the Company

Subsidiaries own or have the right to use all Intellectual Property necessary for the conduct of their business as currently conducted.

Section 3.13 Taxes.

(a) Each of the Company and the Company Subsidiaries has duly and timely filed with the appropriate Tax authorities or other Governmental Entities all material Tax Returns that it was required to file through the date hereof. All such Tax Returns are complete and accurate in all material respects. All material Taxes due and owing by any of the Company and its Subsidiaries (whether or not shown on any Tax Returns) have been paid or provided for. Neither the Company nor any Company Subsidiary currently is the beneficiary of any extension of time within which to file any material Tax Return. No written claim has ever been made by an authority in a jurisdiction where any of the Company and the Company Subsidiaries does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.

(b) The unpaid Taxes of the Company and the Company Subsidiaries did not, as of the dates of the most recent financial statements contained in the Company SEC Filings, exceed the reserve for Tax liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the balance sheets (rather than in any notes thereto) contained in such financial statements by a material amount. Since the date of the most recent financial statements, none of the Company and the Company Subsidiaries has incurred any liability for Taxes outside the ordinary course of business or otherwise inconsistent with past custom and practice.

(c) No unresolved deficiencies for Taxes with respect to any of the Company and the Company Subsidiaries have been claimed, proposed or assessed by a Tax authority. To the knowledge of the Company, there are no pending, proposed or threatened audits, investigations, disputes or claims or other actions for or relating to any liability for Taxes with respect to any of the Company and the Company Subsidiaries. No issues relating to Taxes of any of the Company and the Company Subsidiaries were raised by the relevant Tax authority in any completed audit or examination that would reasonably be expected to recur in a later Tax period. The Company has delivered or made available to Parent complete and accurate copies of federal, state and local income Tax Returns of each of the Company and the Company Subsidiaries and their predecessors for the previous four fiscal years, and complete and accurate copies of all examination reports and statements of deficiencies assessed against or agreed to by any of the Company and the Company Subsidiaries or any predecessors since December 31, 2000, with respect to Taxes of any type. Neither the Company nor any of the Company Subsidiaries nor any predecessor has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency. There are no Liens for Taxes upon the assets of any of the Company or the Company Subsidiaries, other than Permitted Liens.

(d) Each of the Company and the Company Subsidiaries has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party, and all Tax Returns required with respect thereto have been properly completed and timely filed in all material respects.

(e) Except for the affiliated group of which the Company is the common parent, each of the Company and the Company Subsidiaries is not and has never been a member of an affiliated group of corporations within the meaning of Section 1504 of the Code or any group that has filed a combined, consolidated or unitary Tax Return. Neither the Company nor any of the Company Subsidiaries has liability for the Taxes of any person (other than the Company and the Company Subsidiaries) (i) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law), (ii) as a transferee or successor, (iii) by contract or (iv) otherwise.

(f) There are no Tax sharing agreements or similar arrangements (including indemnity arrangements) with respect to or involving any of the Company and the Company Subsidiaries and, after the Effective Time, none of the Company and the Company Subsidiaries shall be bound by any such Tax sharing agreements or similar arrangements or have any liability thereunder for amounts due in respect of periods prior to the Effective Time.

(g) None of the Company and the Company Subsidiaries: (i) has consented at any time under former Section 341(f)(1) of the Code to have the provisions of former Section 341(f)(2) of the Code apply to any disposition of the assets of the Company (or under any similar provision of state, local or foreign Law); (ii) has agreed, or is or was required, to make any adjustment under Section 481(a) of the Code by reason of a change in accounting method or otherwise (or by reason of any similar provision of state, local or foreign law), except for adjustments the resulting Tax consequences of which have been fully and completely taken into account in previously filed Tax Returns; or (iii) has ever been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.

(h) Neither the Company nor any Company Subsidiary has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying under Section 355 of the Code (i) in the two (2) years prior to the date of this Agreement or (ii) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) that includes the Merger.

(i) Neither the Company nor any Company Subsidiary has been a party to a “reportable transaction,” as such term is defined in Treasury Regulations Section 1.6011-4(b)(1) or to a transaction that is or is substantially similar to a “listed transaction,” as such term is defined in Treasury Regulations Section 1.6011-4(b)(2), or any other transaction requiring disclosure under analogous provisions of state, local or foreign Tax Law. The Company has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Code Section 6662.

(j) Neither the Company nor any Company Subsidiary has taken any action or knows of any fact that could reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368 of the Code.

(k) Neither the Company nor any Company Subsidiary has taken any action or knows of any fact that could reasonably be expected to prevent the Singapore tax holiday from surviving the Merger or expiring prior to its expiration date of December 2007.

Section 3.14 Insurance. Section 3.14 of the Company Disclosure Letter sets forth a summary of all material insurance policies maintained by the Company, including fire and casualty, general liability, product liability, business interruption and professional liability policies. Such coverage, or substantially similar coverage, has been in force without interruption throughout the five-year period preceding the date hereof.

Section 3.15 Properties. Each of the Company and the Company Subsidiaries has good and valid title to or a valid leasehold interest in all its properties and assets reflected on the most recent balance sheet contained in the Company Form 10-K or acquired after the date thereof, except for properties and assets sold or otherwise disposed of in the ordinary course of business since the date of such balance sheet. All of such tangible properties and assets have been maintained in the ordinary course of business and are in operable condition (normal wear and tear excepted), except as would not, individually or in the aggregate, have a Company Material Adverse Effect. All real property owned by the Company or any Company Subsidiary is owned free and clear of all Liens, other than Permitted Liens.

Section 3.16 Labor and Employment Matters. With respect to the Company and each Company Subsidiary, (i) there are no controversies, charges of unlawful harassment or discrimination, or complaints or allegations of unlawful harassment or discrimination pending or, to the Knowledge of the Company, threatened, in each case except as would not, individually or in the aggregate, have a Company Material Adverse Effect, (ii) there is no collective bargaining agreement or other labor union contract applicable to persons employed by the Company or any Company Subsidiary, (iii) there are no unfair labor practice charges or complaints, grievances, or arbitration proceedings pending, or to the Knowledge of the Company, threatened, in each case except as would not, individually or in the aggregate, have a Company Material Adverse Effect, (iv) there is no strike, slowdown, work stoppage or lockout, or, to the Knowledge of the Company, any threat thereof, in each case except as would not, individually or in the aggregate, have a Company Material Adverse Effect, and (v) within the past three (3) years there has been no plant closing or layoff of employees by the Company or any of its Subsidiaries in violation of the Workers Adjustment and Retraining Notification Act or any similar Law (collectively, the “WARN Act”) except as would not, individually or in the aggregate, have a Company Material Adverse Effect.

Section 3.17 Brokers. No broker, finder or investment banker (other than the Company Financial Advisors) is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Company or any Company Subsidiary or any of their respective Affiliates or Representatives, whether orally or in writing. Prior to the date hereof, the Company has provided, or made available to, Parent with copies of all written agreements between the Company or any Company Subsidiary and such parties and accurately described to Parent any oral agreements between the Company or any Company Subsidiary and any financial or similar advisor relating to the Merger.

Section 3.18 Company Government Contracts

For purposes of this Section 3.18, “Company Government Contracts” shall mean all contracts, agreements, bids, proposals and offers fitting the following descriptions: (i) contracts or other agreements to which the Company or any Company Subsidiary is or during the past three (3) years has been a party to with any U.S. federal, state or local Governmental Entity; and (ii) all bids, proposals or other offers that the Company or any Company Subsidiary has submitted during the past two (2) years for a contract or agreement of the type described in (i) immediately above. With respect to each Company Government Contract:

(a) with respect to each Company Government Contract: (i) the Company and each of the Company Subsidiaries have complied with all material terms and conditions of such Company Government Contract, including all clauses, provisions and requirements incorporated expressly, by reference or by operation of law therein; (ii) the Company and each of the Company Subsidiaries have complied with all material requirements of applicable laws pertaining to such Company Government Contract; (iii) all representations and certifications executed, acknowledged or set forth in or pertaining to such Company Government Contract were complete and correct in all material respects as of their effective date, and the Company and each of the Company Subsidiaries have complied in all material respects with all such representations and certifications; (iv) neither the United States nor any prime contractor, subcontractor or other person has notified the Company or any of the Company Subsidiaries, either orally or in writing, that the Company or any of the Company Subsidiaries has breached or violated any applicable law, or any material certification, representation, clause, provision or requirement pertaining to such Company Government Contract; and (v) no termination for convenience, termination for default, cure notice or show cause notice is in effect as of the date hereof pertaining to any Company Government Contract;

(b) (i) neither the Company nor any of the Company Subsidiaries nor any of their respective directors, officers or employees is (or during the last three (3) years has been) under administrative, civil or criminal investigation, or indictment or audit by any Governmental Authority with respect to any alleged irregularity, misstatement or omission arising under or relating to any Company Government Contract (other than routine DCAA audits, in which no such irregularities, misstatements or omissions were identified); and (ii) during the last three (3) years, neither the Company nor any of the Company Subsidiaries has conducted or initiated any internal investigation or made a voluntary disclosure to the United States, with respect to any alleged irregularity, misstatement or omission arising under or relating to any Company Government Contract;

(c) there exist (i) no outstanding claims against the Company or any of the Company Subsidiaries, either by the United States or by any prime contractor, subcontractor, vendor or other third party, arising under or relating to any Company Government Contract; and (ii) no disputes between the Company or any of the Company Subsidiaries and the United States under the Contract Disputes Act or any other Federal statute or between the Company or any of the Company Subsidiaries and any prime contractor, subcontractor or vendor arising under or relating to any Company Government Contract;

(d) neither the Company nor any of the Company Subsidiaries nor, to the Company’s Knowledge, any of its or the Company Subsidiary’s directors, officers or employees is (or during the last three (3) years has been) suspended or debarred from doing business with the United States or is (or during such period was) the subject of a finding of nonresponsibility or ineligibility for United States contracting; and

(e) there is no suit or investigation pending and, to the Company’s Knowledge, no suit or investigation threatened against the Company or any of the Company Subsidiaries with respect to any Company Government Contract;

except to the extent that any such circumstance would not, individually or in the aggregate, have a Company Material Adverse Effect.

ARTICLE 4.

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as set forth in the corresponding section of the Disclosure Letter delivered by Parent to the Company prior to the execution of this Agreement (the “Parent Disclosure Letter”) (and subject to Section 9.14 hereof), Parent and Merger Sub hereby represent and warrant to the Company as follows:

Section 4.1 Organization and Qualification; Subsidiaries. Each of Parent and its Subsidiaries (the “Parent Subsidiaries”) is a corporation duly organized, validly existing and in good standing under the laws of its respective jurisdiction of incorporation and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted, and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, qualified or in good standing, or to have such power or authority, would not, individually or in the aggregate, have a Parent Material Adverse Effect. Parent has made available to the Company a complete and correct copy of the certificates of incorporation and bylaws (or other organizational documents) of Parent and the Parent Subsidiaries, each as amended to date. Except with respect to securities of non-affiliates held for investment purposes which do not constitute more than a 1% interest in any such non-affiliate and with respect to the capital stock of wholly-owned Parent Subsidiaries, neither Parent nor any Parent Subsidiary holds an Equity Interest in any other person. The certificates of incorporation and bylaws (or other organizational documents) of Parent and the Parent Subsidiaries made available are in full force and effect. Section 4.1 of the Parent Disclosure Letter contains a correct and complete list of each jurisdiction where Parent and each of its Subsidiaries is organized and qualified to do business.

Section 4.2 Capitalization.

(a) As of the date hereof, the authorized capital stock of Parent consists of 350,000,000 shares of Parent Common Stock and 10,000,000 shares of preferred stock, par value $0.001 per share (the “Parent Preferred Stock”), of which 1,000,000 shares have been designated as Series A Junior Participating Preferred Stock. As of June 13, 2005, (i) 106,822,919 shares of Parent Common Stock were issued and outstanding, all of which were validly issued and fully paid, nonassessable and free of preemptive rights, and (ii) 19,606,373 shares of Parent Common Stock were issuable (and such number was reserved for issuance) upon exercise of Parent Options outstanding as of such date. As of the date hereof, (i) 1,000,000 shares of Series A Junior Participating Preferred Stock have been reserved for issuance in connection with the Parent Rights, and (ii) no shares of Parent Preferred Stock are issued or outstanding.

(b) Except for outstanding Parent Options, outstanding purchase rights under Parent’s Employee Stock Purchase Plan and outstanding Parent Rights under the Parent Rights Agreement, as of the date hereof, there are no options, warrants or other rights, agreements, arrangements or commitments of any character to which Parent or any Parent Subsidiary is a party or by which Parent or any Parent Subsidiary is bound relating to the issued or unissued capital stock or other Equity Interests of Parent or any Parent Subsidiary, or obligating Parent or any Parent Subsidiary to issue or sell any shares of its capital stock or other Equity Interests. From June 13, 2005 to the date of this Agreement, Parent has not issued any Equity Interests with respect to Parent Common Stock, other than Parent Common Stock issued upon exercise of Parent Stock Options and Parent Common Stock issued in the ordinary course of business pursuant to the Parent ESPP. Section 4.2(b) of the Parent Disclosure Letter sets forth a true and complete list, as of June 13, 2005, of the prices at which outstanding Parent Options may be exercised under the applicable Parent Stock Option Plans, the number of Parent Options outstanding at each such price and the vesting schedule of the Parent Options. All shares of Parent Common Stock subject to issuance under the Parent Stock Option Plans, upon issuance prior to the Effective Time on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights.

(c) There are no outstanding contractual obligations of Parent or any Parent Subsidiary (i) restricting the transfer of, (ii) affecting the voting rights of, (iii) requiring the repurchase, redemption or disposition of, or containing any right of first refusal with respect to, (iv) requiring the registration for sale of, or (v) granting any preemptive or antidilutive right with respect to, any Parent Common Stock or any capital stock of, or other Equity Interests in, any Parent Subsidiary. Each outstanding share of capital stock of each Parent Subsidiary is duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights and is owned, beneficially and of record, by Parent free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, agreements, limitations on Parent’s voting rights, charges and other encumbrances of any nature whatsoever. There are no outstanding contractual obligations of Parent or any Parent Subsidiary to make any loan to, or any equity or other investment (in the form of a capital contribution or otherwise) in, any Parent Subsidiary or any other person, other than guarantees by Parent of any indebtedness or other obligations of any wholly-owned Parent Subsidiary and other than loans made in the ordinary course consistent with past practice to employees of Parent and its Subsidiaries.

(d) Neither Parent nor any Parent Subsidiary has outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of Parent or any Parent Subsidiary on any matter.

Section 4.3 Authority.

(a) Parent has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement, subject to the approval by the stockholders of Parent, by a majority of the votes cast by all holders of Parent Common Stock entitled to vote thereon at the Parent Stockholders Meeting, of the Share Issuance (the “Parent Stockholder Approval”). The execution and delivery of this Agreement by Parent and the consummation by Parent of such transactions have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of Parent and no stockholder votes are necessary to authorize this Agreement or to consummate such transactions, subject only to obtaining the Parent Stockholder Approval. This Agreement is the valid and binding agreement of Parent enforceable against Parent in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general principles of equity.

(b) The board of directors of Parent, by resolutions duly adopted by unanimous vote at a meeting duly called and held and, except to the extent contemplated by Section 6.4, not subsequently rescinded or modified in any way (the “Parent Board Approval”), has duly (i) determined that this Agreement and the Merger are advisable and fair to and in the best interests of Parent and its stockholders, (ii) approved this Agreement, the Voting Agreements and the transactions contemplated hereby and thereby, including, the Merger and the Share Issuance, and (iii) recommended that the stockholders of Parent approve the Share Issuance (the “Parent Recommendation”) and directed that the Share Issuance be submitted for consideration by Parent’s stockholders in accordance with this Agreement. The Parent Board Approval constitutes or includes approval of this Agreement and the Voting Agreements and the transactions contemplated hereby and thereby, including the Merger and the Share Issuance, as required under any applicable Takeover Law, and no such Takeover Law is applicable to this Agreement or the Voting Agreements or the transactions contemplated hereby or thereby, including the Merger and the Share Issuance.

(c) The board of directors of Parent has received the opinion of its financial advisor, Morgan Stanley & Co. Incorporated (the “Parent Financial Advisor”), dated the date, or shortly prior to the date, of this Agreement, to the effect that, as of the date of such opinion, the Merger Consideration is fair, from a financial point of view, to Parent.

Section 4.4 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by Parent do not, and the performance of this Agreement by Parent will not, (i) conflict with or violate any provision of (A) the Parent Certificate, (B) the bylaws of Parent as in effect on the date hereof, or (C) any equivalent organizational documents of any Parent Subsidiary, or (ii) require any consent or approval under, violate, result in any breach of, any loss of any benefit under or constitute a change of control or default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a lien or other encumbrance (other than a Permitted Lien) on any property or asset of Parent or any Parent Subsidiary pursuant to, any Law, Contract, Parent Permit or other instrument or obligation, except, with respect to clause (i)(C) or clause (ii), for any such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, have a Parent Material Adverse Effect.

(b) The execution and delivery of this Agreement by Parent do not, and the performance of this Agreement by Parent will not, require any consent, approval, authorization or permit of, or filing with or notification to, any domestic or foreign Governmental Entity, except (i) under the Exchange Act, the Securities Act, any applicable Blue Sky Law, the rules and regulations of Nasdaq and pursuant to Section 1.2 hereof, the filing of the Articles of Merger with the Pennsylvania Secretary of State (ii) any filings necessary under the HSR Act or foreign antitrust laws and regulations, and (iii) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, have a Parent Material Adverse Effect.

Section 4.5 Permits; Compliance With Law. Each of Parent and the Parent Subsidiaries is in possession of all authorizations, licenses, permits, certificates, approvals and clearances, and has submitted notices to, all Governmental Entities necessary for Parent or any Parent Subsidiary to own, lease and operate its properties or other assets and to carry on their respective businesses in the manner described in the Parent SEC Filings filed prior to the date hereof and as it is being conducted as of the date hereof (the “Parent Permits”), and all such Parent Permits are valid, and in full force and effect, except where the failure to have, or the suspension or cancellation of, or failure to be valid or in full force and effect of, any of the Parent Permits would not, individually or in the aggregate, have a Parent Material Adverse Effect. Neither Parent nor any Parent Subsidiary is in conflict with, or in default or violation of, (a) any Law (including the Foreign Corrupt Practices Act) applicable to Parent or any Parent Subsidiary or by which any property or asset of Parent or any Parent Subsidiary is bound or affected or (b) any Parent Permits, except, with respect to clauses (a) and (b), for any such conflicts, defaults or violations that would not, individually or in the aggregate, have a Parent Material Adverse Effect. No investigation or review by any Governmental Entity with respect to Parent or any of the Parent Subsidiaries is, to the Knowledge of Parent, pending or threatened, nor has any Governmental Entity indicated an intention to conduct the same.

Section 4.6 SEC Filings; Financial Statements.

(a) Parent has timely filed all registration statements, prospectuses, forms, reports, definitive proxy statements, schedules and documents required to be filed by it under the Securities Act or the Exchange Act, as the case may be, since March 31, 2003 (collectively, the “Parent SEC Filings”). Each Parent SEC Filing (i) as of its date, complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, (ii) did not, at the time of filing, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading, and (iii) with respect to each Parent SEC Filing filed for fiscal periods ending after July 30, 2002, at the time filed included or was accompanied by the certifications required by the SOXA to be filed or submitted by Parent’s principal executive officer and principal financial officer (each of which certification was true and correct and fully complied with the SOXA) and otherwise complied in all material respects with the applicable requirements of the SOXA.

(b) Each of the consolidated financial statements (including, in each case, any notes thereto) contained in the Parent SEC Filings was prepared in all material respects in accordance with GAAP applied (except as may be indicated in the notes thereto and, in the case of unaudited quarterly financial statements, as permitted by Form 10-Q under the Exchange Act) on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto), and each presented fairly the consolidated financial position, results of operations and cash flows of Parent and the consolidated Parent Subsidiaries as of the respective dates thereof and for the respective periods indicated therein (subject, in the case of unaudited statements, to normal and recurring year-end adjustments which did not and would not, individually or in the aggregate, have a Parent Material Adverse Effect). The books and records of Parent and the Parent Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and all other applicable legal and accounting requirements. Parent has made available to the Company complete and correct copies of all documents governing all material “off balance arrangements” (as defined by item 303(a)(4) of Regulation S-K promulgated by the SEC) in respect of Parent or any Parent Subsidiary.

(c) Except as and to the extent set forth on the consolidated balance sheet of Parent and the consolidated Parent Subsidiaries as of March 28, 2004 included in Parent’s Form 10-K for the year ended March 28, 2004, including the notes thereto (the “Parent Form 10-K”), neither Parent nor any consolidated Parent Subsidiary has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that would be required to be reflected on a balance sheet or in notes thereto prepared in accordance with GAAP, except for (i) liabilities or obligations incurred in the ordinary course of business consistent with past practice since March 28, 2004, (ii) liabilities and obligations incurred in connection with this Agreement and the transactions contemplated hereby, and (iii) liabilities and obligations that taken individually, or in the aggregate, are not material in amount or significance.

(d) Parent has in place the “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) required in order for the Chief Executive Officer and Chief Financial Officer of Parent to engage in the review and evaluation process mandated by Section 302 of the SOXA. Parent’s “disclosure controls and procedures” are designed to ensure at a reasonable assurance level that material information (both financial and non-financial) relating to Parent and its consolidated Subsidiaries required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information is accumulated and communicated to Parent’s principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the Chief Executive Officer and Chief Financial Officer of Parent required by Section 302 of SOXA with respect to such reports.

Section 4.7 Absence of Certain Changes or Events. Since March 28, 2004, except as disclosed in the Parent Form 10-K or in Parent SEC Filings since March 28, 2004 through to the date of this Agreement, including the notes thereto, and except as specifically contemplated by, or as disclosed in, this Agreement, Parent and the Parent Subsidiaries have conducted their businesses in the ordinary course consistent with past practice and, since such date, there has not been (a) any change, circumstance or event that has had a Parent Material Adverse Effect; (b) any material change by Parent or the Parent Subsidiaries in its accounting methods not required pursuant to generally accepted accounting principles or practices; (c) any declaration, setting aside or payment of any dividend or other distribution with respect to Parent’s or any non-wholly-owned Parent Subsidiary’s capital stock; (d) any split, combination or reclassification of Parent’s or any non-wholly-owned Parent Subsidiary’s capital stock or any issuance of or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for, shares of its respective capital stock; (e) any material revaluation by the Parent or any Parent Subsidiary of any of their assets or (f) any material loss of the Parent Intellectual Property taken as a whole that is owned by Parent or any Parent Subsidiary.

Section 4.8 Employee Benefit Plans.

(a) Section 4.8(a) of the Parent Disclosure Letter sets forth a true and complete list of each “employee benefit plan” as defined in Section 3(3) of ERISA and any other material plan, policy, program, practice, agreement, understanding or arrangement providing compensation or other benefits to any current or former director, officer, employee or consultant (or to any dependent or beneficiary thereof) of Parent, any Parent Subsidiary or any Parent ERISA Affiliate, which are now, or with respect to any plan intended to be qualified under Section 401(a) of the Code, were within the past 6 years, maintained, sponsored or contributed to by Parent, any Parent Subsidiary or any Parent ERISA Affiliate, or under which Parent, any Parent Subsidiary or any Parent ERISA Affiliate has any material obligation or liability, whether actual or contingent, including, without limitation, all material incentive, bonus, deferred compensation, vacation, holiday, cafeteria, medical, disability, stock purchase, stock option, stock appreciation, phantom stock, restricted stock or other stock-based compensation plans, policies, programs, practices or arrangements. Each “employee benefit plan” as defined in Section 3(3) of ERISA and each other material plan, policy, program, practice, agreement, understanding or arrangement providing compensation or other benefits to any current or former director, officer, employee or consultant (or to any dependent or beneficiary thereof) of Parent, any Parent Subsidiary or any Parent ERISA Affiliate, which are now, or were within the past 6 years, maintained, sponsored or contributed to by Parent, any Parent Subsidiary or any Parent ERISA Affiliate, or under which Parent, any Parent Subsidiary or any Parent ERISA Affiliate has any material obligation or liability, whether actual or contingent, including, without limitation, all material incentive, bonus, deferred compensation, vacation, holiday, cafeteria, medical, disability, stock purchase, stock option, stock appreciation, phantom stock, restricted stock or other stock-based compensation plans, policies, programs, practices or arrangements is hereinafter referred to as a “Parent Benefit Plan”. Neither Parent, nor to the Knowledge of Parent, any other person, has any express or implied commitment, whether legally enforceable or not, to modify, change or terminate any Parent Benefit Plan, other than with respect to a modification, change or termination required by ERISA, the Code, the Health Insurance Portability and Accountability Act of 1996 or any other applicable Law. Parent has delivered or made available to the Company true, correct and complete copies of all Parent Benefit Plans (or, if not so delivered, has delivered or made available to the Company a written summary of their material terms), and, with respect thereto, all amendments, trust agreements, insurance Contracts, other funding vehicles, determination letters issued by the IRS, the most recent annual reports (Form 5500 series) filed with the IRS, and the most recent actuarial report or other financial statement relating to such Parent Benefit Plan.

(b) Each Parent Benefit Plan has been maintained, funded and administered in all material respects in accordance with its terms and all applicable Laws, including ERISA and the Code, and contributions and premium payments required to be made under the terms of any of the Parent Benefit Plans as of the date of this Agreement have been timely made. With respect to the Parent Benefit Plans, no event has occurred and, to the Knowledge of Parent, there exists no condition or set of circumstances in connection with which Parent or any Parent Subsidiary could reasonably be expected to be subject to any material liability (other than for routine benefit claim liabilities) under the terms of, or with respect to, such Parent Benefit Plans, ERISA, the Code or any other applicable Law, and neither Parent nor any ERISA Affiliate has any actual or contingent material liability under ERISA Section 502.

(c) Each Parent Benefit Plan that is intended to be qualified under Section 401(a) of the Code has obtained or is the subject of a favorable determination letter from the IRS that the Parent Benefit Plan is so qualified and all related trusts are exempt from U.S. federal income taxation under Section 501(a) of the Code, and, to the Knowledge of Parent, nothing has occurred, whether by action or by failure to act, which could be reasonably expected to cause the loss of such qualification or exemption. Except as would not reasonably be expected to result in material liability to Parent or a Parent Subsidiary, (i) there has been no prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code and other than a transaction that is exempt under a statutory or administrative exemption) with respect to any Parent Benefit Plan, and no fiduciary of any Parent Benefit Plan has any actual or contingent liability for breach of fiduciary duty or any other failure to act or comply in connection with the administration or investment of the assets of any Parent Benefit Plan, (ii) no suit, administrative proceeding, action, claim or litigation has been brought, or to the Knowledge of Parent is threatened, against or with respect to any such Parent Benefit Plan, including any audit or inquiry by the IRS or United States Department of Labor (other than routine benefits claims) and, to the Knowledge of Parent, there is no basis for any such suit, administrative proceeding, action, claim or litigation, (iii) none of the assets of Parent, any Parent Subsidiary or any Parent ERISA Affiliate are, or may reasonably be expected to become, the subject of any lien arising under ERISA or Section 412(n) of the Code, (iv) all Tax, annual reporting and other governmental filings required by ERISA and the Code with respect to a Parent Benefit Plan have been timely filed with the appropriate Governmental Entity and all notices and disclosures have been timely provided to participants, (v) all contributions and payments to each Parent Benefit Plan are deductible under applicable Code sections including, as applicable, Sections 162 or 404, and (vi) no material excise Tax could be imposed upon Parent or any Parent Subsidiary under Chapter 43 of the Code with respect to any Parent Benefit Plan.

(d) None of Parent, any Parent Subsidiary or any Parent ERISA Affiliate sponsors, maintains, contributes to or has an obligation to contribute to, or has any actual or contingent liability with respect to, any “employee pension benefit plan” (as defined in Section 3(2) of ERISA) that is subject to Title IV of ERISA or Section 412 of the Code, or any “multiemployer plan” as defined in Section 3(37) of ERISA.

(e) No amount that would be reasonably expected to be received (whether in cash or property or the vesting of property), in connection with the consummation of the transactions contemplated by this Agreement, by any employee, officer or director of Parent or any of its Subsidiaries who is a “disqualified individual” (as such term is defined in proposed Treasury Regulation Section 1.280G-1) under any Parent Benefit Plan or otherwise may be characterized as an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).

(f) Except as required under COBRA, no Parent Benefit Plan provides any of the following retiree or post-employment benefits to any person: medical, disability or life insurance or other welfare-type benefits. Parent, the Parent Subsidiaries and each Parent ERISA Affiliate are in compliance with (i) the requirements of COBRA, and (ii) the applicable requirements of the Health Insurance Portability and Accountability Act of 1996 and the regulations (including the proposed regulations) thereunder, except as would not be reasonably expected to result in material liability to Parent, any Parent Subsidiary or a Parent ERISA Affiliate.

(g) Except as set forth on Section 4.8(g) of the Parent Disclosure Letter, neither Parent nor any Parent Subsidiary maintains, sponsors, contributes to or has any material liability with respect to any employee benefit plan, program or arrangement that provides benefits to non-resident aliens with no United States source income outside of the United States (each, a “Parent Foreign Benefit Plan”). Each Parent Foreign Benefit Plan has been maintained, funded and administered in compliance in all material respects with all Laws applicable thereto and the respective requirements of such Parent Foreign Benefit Plan’s governing documents, and no Parent Foreign Benefit Plan has any unfunded or underfunded liabilities.

(h) Neither Parent nor any Parent Subsidiary is a party to or otherwise bound by any collective bargaining Contract with a labor union or labor organization, nor is any such Contract presently being negotiated.

(i) Parent has identified in Section 4.8(i) of the Parent Disclosure Letter and has made available to the Company true and complete copies of (i) all severance and employment agreements currently in effect with directors, officers or employees of or consultants to Parent or any Parent Subsidiary, (ii) all severance programs and policies of each of Parent and each Parent Subsidiary with or relating to its employees, and (iii) all plans, programs, agreements and other arrangements of each of Parent and each Parent Subsidiary with or relating to its directors, officers, employees or consultants which contain change in control provisions. Neither the execution and delivery of this Agreement or other related agreements, nor the consummation of the transactions contemplated hereby or thereby will (either alone or in conjunction with any other event, such as termination of employment) (i) result in any payment (including, without limitation, severance, unemployment compensation, parachute or otherwise) becoming due to any director or any employee of Parent or any Parent Subsidiary or Affiliate from Parent or any Parent Subsidiary or Affiliate under any Parent Benefit Plan or otherwise, (ii) significantly increase any benefits otherwise payable under any Parent Benefit Plan or (iii) result in any acceleration of the time of payment or vesting of any benefits, except as may be required by applicable Law.

(j) Parent and the Parent Subsidiaries have, for purposes of each relevant Parent Benefit Plan, correctly classified those individuals performing services for Parent or any Parent Subsidiary as common law employees, leased employees, independent contractors or agents.

Section 4.9 Contracts. Except as filed as exhibits to the Parent SEC Filings filed prior to the date of this Agreement, or as disclosed in Section 4.9 of the Parent Disclosure Letter, as of the date of this Agreement neither Parent nor any Parent Subsidiary is a party to or bound by any Contract (each a “Parent Material Contract”) that (i) is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC), (ii) is with any Affiliate of Parent, other than any Contract (A) which is or has been fully performed and under which Parent has no continuing right, liability or obligation, or (B) that is otherwise disclosed on the Parent Disclosure Letter and marked with a footnote indicating that it is a Contract with an Affiliate of Parent, or (iii) limits or otherwise restricts Parent or any Parent Subsidiary or that would, after the Effective Time, limit or restrict Parent or any of its Subsidiaries (including the Surviving Corporation and its Subsidiaries) or any successor thereto, from engaging or competing in any line of business or in any geographic area. To Parent’s Knowledge, none of the contracts or agreements referred to in the foregoing clause (iii) would preclude the Company, the Surviving Corporation or Parent after Closing from engaging in any of its current activities, or presently planned material activities of which Parent is aware. All Parent Material Contracts are valid and in full force and effect except to the extent they have previously expired in accordance with their terms, and neither Parent nor any Parent Subsidiary has violated any provision of, or committed or failed to perform any act which, with or without notice, lapse or time, or both, could reasonably be expected to constitute a material default under the provisions of any such Parent Material Contract. To the Knowledge of Parent, no counterparty to any such Parent Material Contract has violated any provision of, or committed or failed to perform any act which, with our without notice, lapse of time, or both, could reasonably be expected to constitute a material default or other breach under the provisions of any such Parent Material Contract. Copies of all the Contracts set forth in the Parent Disclosure Letter have heretofore been made available to Company and such copies are accurate and complete.

Section 4.10 Litigation. Except as and to the extent disclosed in the Parent SEC Filings, including the notes thereto, filed prior to the date of this Agreement or as set forth on Section 4.10 of the Parent Disclosure Letter, (a) to the Knowledge of Parent, there is no suit, claim, action, proceeding or investigation pending or threatened against Parent or any Parent Subsidiary or for which Parent or any Parent Subsidiary is obligated to indemnify a third party, and (b) neither Parent nor any Parent Subsidiary is subject to any outstanding and unsatisfied order, writ, injunction, decree or arbitration ruling, award or other finding.

Section 4.11 Environmental Matters. Except as disclosed in the Parent Form 10-K or in Parent SEC Filings, including the notes thereto:

(a) Parent and the Parent Subsidiaries (i) have complied and are in compliance with all applicable Environmental Laws, (ii) hold all Environmental Permits necessary to conduct their current operations, and (iii) have complied and are in compliance with their respective Environmental Permits, except, in each case, as would not, individually or in the aggregate, have a Parent Material Adverse Effect.

(b) Neither Parent nor any Parent Subsidiary has received within the past five (5) years any written notice, demand, letter, claim or request for information alleging that Parent or any Parent Subsidiary is or may be in material violation of, or has any material liability under, any Environmental Law.

(c) Neither Parent nor any Parent Subsidiary (i) has entered into any consent decree or order, is a party to any litigation or other proceeding, or is subject to any judgment, decree or judicial order, relating to Environmental Laws, Environmental Permits or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Materials and, to the Knowledge of Parent, no such consent decree, order, litigation or other proceeding, judgment, decree or judicial order is pending or threatened or (ii) has any contractual obligation to indemnify, hold harmless or insure any other person with respect to any claim actually threatened or asserted against Parent or any Parent Subsidiary and relating to any Environmental Law or any Hazardous Materials.

(d) None of the real property owned or leased by Parent or any Parent Subsidiary is listed or, to the Knowledge of Parent, proposed for listing on the “National Priorities List” under CERCLA, as of the date hereof, or any similar state or foreign list of sites requiring investigation or cleanup.

(e) Neither Parent nor any of the Parent Subsidiaries has ever treated, stored, transported, disposed of, arranged for or permitted the disposal of, handled, released, or exposed any person to, any Hazardous Materials, or owned or operated any property or facility (and no such property or facility is contaminated by any Hazardous Materials) in a manner that has given or could reasonably be expected to give rise to any liabilities pursuant to any Environmental Law for fines, penalties, injuries or damages to persons or the environment, or costs of environmental investigation, cleanup or monitoring, in each case as would, individually or in the aggregate, have a Parent Material Adverse Effect.

Section 4.12 Intellectual Property. Except as would not, individually or in the aggregate, have a Parent Material Adverse Effect, (a) no Parent Intellectual Property owned by Parent or any Parent Subsidiary is subject to any outstanding injunction, judgment, order or settlement, and Parent and the Parent Subsidiaries have fully complied with, paid and otherwise satisfied all such obligations, (b) to Parent’s Knowledge, the Parent Patents owned by Parent or any Parent Subsidiary are valid and enforceable, in whole or in part, and no allegation of invalidity or conflicting ownership or inventorship rights with respect to any such Parent Patent has been received by Parent or any Parent Subsidiary from a third party, (c) no Parent Intellectual Property that is owned by Parent or any Parent Subsidiary is to Parent’s Knowledge, the subject of any pending or threatened action, suit, claim, investigation, arbitration, validity or enforceability challenge or other proceeding, (d) to Parent’s Knowledge, no Parent Intellectual Property that is licensed by Parent or any Parent Subsidiary is the subject of any pending or threatened action, suit, claim, investigation, arbitration, validity or enforceability challenge or other proceeding, (e) no person has given written notice to Parent or any Parent Subsidiary in the past three (3) years that Parent or any Parent Subsidiary is infringing or misappropriating or has infringed or has misappropriated any patent, trademark, service mark, trade name, or copyright or design right or other intellectual property right of any third party, or that Parent or any Parent Subsidiary has misappropriated or improperly used or disclosed any trade secret, confidential information or know-how, (f) to Parent’s Knowledge, the conduct of the business of Parent and the Parent Subsidiaries as currently conducted does not infringe or misappropriate any Intellectual Property right of any third party, (g) there exists no prior act or omission or current conduct or use by Parent, any Parent Subsidiary or, to the Knowledge of Parent, any third party that would invalidate, reduce or eliminate the enforceability or scope of any Parent Intellectual Property owned by Parent or any Parent Subsidiary, and (h) Parent and the Parent Subsidiaries own or have the right to use all Intellectual Property necessary for the conduct of their business as currently conducted.

Section 4.13 Taxes.

(a) Each of Parent and Parent Subsidiaries has duly and timely filed with the appropriate Tax authorities or other Governmental Entities all material Tax Returns that it was required to file through the date hereof. All such Tax Returns are complete and accurate in all material respects. All material Taxes due and owing by any of Parent and its Subsidiaries (whether or not shown on any Tax Returns) have been paid or provided for. Neither Parent nor any Parent Subsidiary currently is the beneficiary of any extension of time within which to file any material Tax Return. No written claim has ever been made by an authority in a jurisdiction where any of Parent and Parent Subsidiaries does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.

(b) The unpaid Taxes of Parent and Parent Subsidiaries did not, as of the dates of the most recent financial statements contained in Parent SEC Filings, exceed the reserve for Tax liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the balance sheets (rather than in any notes thereto) contained in such financial statements by a material amount. Since the date of the most recent financial statements, none of Parent and Parent Subsidiaries has incurred any liability for Taxes outside the ordinary course of business or otherwise inconsistent with past custom and practice.

(c) No unresolved deficiencies for Taxes with respect to any of Parent and Parent Subsidiaries have been claimed, proposed or assessed by a Tax authority. To the knowledge of Parent, there are no pending, proposed or threatened audits, investigations, disputes or claims or other actions for or relating to any liability for Taxes with respect to any of Parent and Parent Subsidiaries. No issues relating to Taxes of any of Parent and Parent Subsidiaries were raised by the relevant Tax authority in any completed audit or examination that would reasonably be expected to recur in a later Tax period. Parent has delivered or made available to the Company complete and accurate copies of federal, state and local income Tax Returns of each of Parent and Parent Subsidiaries and their predecessors for the previous four fiscal years, and complete and accurate copies of all examination reports and statements of deficiencies assessed against or agreed to by any of Parent and Parent Subsidiaries or any predecessors since December 31, 2000, with respect to Taxes of any type. Neither Parent nor any of Parent Subsidiaries nor any predecessor has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency. There are no Liens for Taxes upon the assets of any of Parent or any Parent Subsidiaries, other than Permitted Liens.

(d) Each of Parent and Parent Subsidiaries has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party, and all Tax Returns required with respect thereto have been properly completed and timely filed in all material respects.

(e) Except for the affiliated group of which Parent is the common parent, each of Parent and Parent Subsidiaries is not and has never been a member of an affiliated group of corporations within the meaning of Section 1504 of the Code or any group that has filed a combined, consolidated or unitary Tax Return. Neither Parent nor any of Parent Subsidiaries has liability for the Taxes of any person (other than Parent and Parent Subsidiaries) (i) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law), (ii) as a transferee or successor, (iii) by contract or (iv) otherwise.

(f) There are no Tax sharing agreements or similar arrangements (including indemnity arrangements) with respect to or involving any of Parent and Parent Subsidiaries and, after the Effective Time, none of Parent and Parent Subsidiaries shall be bound by any such Tax sharing agreements or similar arrangements or have any liability thereunder for amounts due in respect of periods prior to the Effective Time.

(g) None of Parent and Parent Subsidiaries: (i) has consented at any time under former Section 341(f)(1) of the Code to have the provisions of former Section 341(f)(2) of the Code apply to any disposition of the assets of Parent (or under any similar provision of state, local or foreign Law); (ii) has agreed, or is or was required, to make any adjustment under Section 481(a) of the Code by reason of a change in accounting method or otherwise (or by reason of any similar provision of state, local or foreign law), except for adjustments the resulting Tax consequences of which have been fully and completely taken into account in previously filed Tax Returns; or (iii) has ever been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.

(h) Neither Parent nor any Parent Subsidiary has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying under Section 355 of the Code (i) in the two (2) years prior to the date of this Agreement or (ii) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) that includes the Merger.

(i) Neither Parent nor any Parent Subsidiary has been a party to a “reportable transaction,” as such term is defined in Treasury Regulations Section 1.6011-4(b)(1) or to a transaction that is or is substantially similar to a “listed transaction,” as such term is defined in Treasury Regulations Section 1.6011-4(b)(2), or any other transaction requiring disclosure under analogous provisions of state, local or foreign Tax Law. Parent has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Code Section 6662.

(j) Neither Parent nor any Parent Subsidiary has taken any action or knows of any fact that could reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368 of the Code.

Section 4.14 Insurance. Section 4.14 of the Parent Disclosure Letter sets forth a summary of all material insurance policies maintained by Parent, including fire and casualty, general liability, product liability, business interruption and professional liability policies. Such coverage, or substantially similar coverage, has been in force without interruption throughout the five-year period preceding the date hereof.

Section 4.15 Properties. Each of Parent and the Parent Subsidiaries has good and valid title to or a valid leasehold interest in all its properties and assets reflected on the most recent balance sheet contained in the Parent Form 10-K or acquired after the date thereof, except for properties and assets sold or otherwise disposed of in the ordinary course of business since the date of such balance sheet. All of such tangible properties and assets have been maintained in the ordinary course of business and are in operable condition (normal wear and tear excepted), except as would not, individually or in the aggregate, have a Parent Material Adverse Effect. All real property owned by Parent or any Parent Subsidiary is owned free and clear of all Liens, other than Permitted Liens.

Section 4.16 Labor and Employment Matters. With respect to Parent and each Parent Subsidiary (i) there are no controversies, charges of unlawful harassment or discrimination, or complaints or allegations of unlawful harassment or discrimination pending or, to the Knowledge of Parent, threatened, in each case except as would not, individually or in the aggregate, have a Parent Material Adverse Effect, (ii) there is no collective bargaining agreement or other labor union contract applicable to persons employed by Parent or any Parent Subsidiary, (iii) there are no unfair labor practice charges or complaints, grievances, or arbitration proceedings pending, or to the Knowledge of Parent, threatened, in each case except as would not, individually or in the aggregate, have a Parent Material Adverse Effect, (iv) there is no strike, slowdown, work stoppage or lockout, or, to the Knowledge of Parent, any threat thereof, in each case except as would not, individually or in the aggregate, have a Parent Material Adverse Effect, and (v) within the past three (3) years there has been no plant closing or layoff of employees by Parent or any of its Subsidiaries in violation of the WARN Act except as would not, individually or in the aggregate, have a Parent Material Adverse Effect.

Section 4.17 Parent Rights Agreement. Parent has taken all necessary action, including entering into an amendment to the Parent Rights Agreement, if necessary, so that neither the execution and delivery of this Agreement or the Voting Agreements nor the consummation of the transactions contemplated hereby or thereby, including the Merger, will cause (i) the Parent Rights to become exercisable under the Parent Rights Agreement; (ii) the Company or any of its stockholders to be deemed an “Acquiring Person” (as defined in the Parent Rights Agreement); (iii) any of the rights under Section 11 or Section 13 of the Parent Rights Agreement to arise or be triggered or any event described in Section 11 or Section 13 of the Parent Rights Agreement to be deemed to have occurred; or (iv) the “Shares Acquisition Date” or the “Distribution Date” (each as defined in the Parent Rights Agreement) to occur upon any such event. Parent has provided to the Company a true and complete copy of the Parent Rights Agreement, as amended to date.

Section 4.18 Brokers. No broker, finder or investment banker (other than the Parent Financial Advisor) is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of Parent or any Parent Subsidiary or any of their respective Affiliates or Representatives, whether orally or in writing. Prior to the date hereof, Parent has provided, or made available to, the Company with copies of all written agreements between Parent or any Parent Subsidiary and such parties and accurately described to the Company any oral agreements between Parent or any Parent Subsidiary and any financial or similar advisor relating to the Merger.

Section 4.19 Ownership of Merger Sub; No Prior Activities.

(a) Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of Pennsylvania. Merger Sub is a direct wholly-owned Subsidiary of Parent.

(b) Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by Merger Sub and the consummation by Merger Sub of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action, including by action of its board of directors and stockholders, and no other corporate proceedings on the part of Merger Sub, including any other stockholder votes or actions, are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement is the valid and binding agreement of Merger Sub enforceable against Merger sub in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general principles of equity.

(c) The execution and delivery of this Agreement by Merger Sub do not, and the performance of this Agreement by Merger Sub will not, conflict with or violate any provision of the articles of incorporation or bylaws of Merger Sub.

(d) Merger Sub has not conducted any activities other than in connection with the organization of Merger Sub, the negotiation and execution of this Agreement and the consummation of the transactions contemplated hereby. Merger Sub has no Subsidiaries.

(e) Merger Sub does not (i) own of record or beneficially, directly or indirectly, (A) any shares of capital stock or securities convertible into capital stock of any other corporation or (B) any participating interest in any partnership, limited liability company, joint venture or other non-corporate business enterprise or (ii) control, directly or indirectly, any other entity.

Section 4.20 Parent Government Contracts.

For purposes of this Section 4.20, “Parent Government Contracts” shall mean all contracts, agreements, bids, proposals and offers fitting the following descriptions: (i) contracts or other agreements to which Parent or any Parent Subsidiary is or during the past three (3) years has been a party to with any U.S. federal, state or local Governmental Entity; and (ii) all bids, proposals or other offers that Parent or any Parent Subsidiary has submitted during the past two (2) years for a contract or agreement of the type described in (i) immediately above. With respect to each Parent Government Contract:

(a) with respect to each Parent Government Contract: (i) Parent and each of the Parent Subsidiaries have complied with all material terms and conditions of such Parent Government Contract, including all clauses, provisions and requirements incorporated expressly, by reference or by operation of law therein; (ii) Parent and each of the Parent Subsidiaries have complied with all material requirements of applicable laws pertaining to such Parent Government Contract; (iii) all representations and certifications executed, acknowledged or set forth in or pertaining to such Parent Government Contract were complete and correct in all material respects as of their effective date, and Parent and each of the Parent Subsidiaries have complied in all material respects with all such representations and certifications; (iv) neither the United States nor any prime contractor, subcontractor or other person has notified Parent or any of the Parent Subsidiaries, either orally or in writing, that Parent or any of the Parent Subsidiaries has breached or violated any applicable law, or any material certification, representation, clause, provision or requirement pertaining to such Parent Government Contract; and (v) no termination for convenience, termination for default, cure notice or show cause notice is in effect as of the date hereof pertaining to any Parent Government Contract;

(b) (i) neither Parent nor any of the Parent Subsidiaries nor any of their respective directors, officers or employees is (or during the last three (3) years has been) under administrative, civil or criminal investigation, or indictment or audit by any Governmental Authority with respect to any alleged irregularity, misstatement or omission arising under or relating to any Parent Government Contract (other than routine DCAA audits, in which no such irregularities, misstatements or omissions were identified); and (ii) during the last three (3) years, neither Parent nor any of the Parent Subsidiaries has conducted or initiated any internal investigation or made a voluntary disclosure to the United States, with respect to any alleged irregularity, misstatement or omission arising under or relating to any Parent Government Contract;

(c) there exist (i) no outstanding claims against Parent or any of the Parent Subsidiaries, either by the United States or by any prime contractor, subcontractor, vendor or other third party, arising under or relating to any Parent Government Contract; and (ii) no disputes between Parent or any of the Parent Subsidiaries and the United States under the Contract Disputes Act or any other Federal statute or between Parent or any of the Parent Subsidiaries and any prime contractor, subcontractor or vendor arising under or relating to any Parent Government Contract;

(d) neither Parent nor any of the Parent Subsidiaries nor, to Parent’s Knowledge, any of its or the Parent Subsidiary’s directors, officers or employees is (or during the last three (3) years has been) suspended or debarred from doing business with the United States or is (or during such period was) the subject of a finding of nonresponsibility or ineligibility for United States contracting; and

(e) there is no suit or investigation pending and, to Parent’s Knowledge, no suit or investigation threatened against Parent or any of the Parent Subsidiaries with respect to any Parent Government Contract;

except to the extent that any such circumstance would not, individually or in the aggregate, have a Parent Material Adverse Effect.

ARTICLE 5.

COVENANTS

Section 5.1 Conduct of Business by the Company Pending the Closing. The Company agrees that, between the date of this Agreement and the Effective Time, except as set forth in Section 5.1 of the Company Disclosure Letter or as specifically contemplated by any other provision of this Agreement, or unless Parent shall otherwise consent in writing, the Company shall, and shall cause each Company Subsidiary to, use its commercially reasonable efforts to (x) maintain its existence in good standing under applicable Law, (y) subject to the restrictions set forth in this Section 5.1, conduct its operations only in the ordinary and usual course of business consistent with past practice and (z) keep available the services of the current officers, key employees and key consultants of the Company and each Company Subsidiary and, to preserve the current relationships of the Company and the Company Subsidiaries with their customers, suppliers and other persons with which the Company or any Company Subsidiary has significant business relations, in each case as is reasonably necessary in order to preserve substantially intact its business organization. In addition, without limiting the foregoing, except as set forth in Section 5.1 of the Company Disclosure Letter or as specifically contemplated by any other provision of this Agreement, the Company shall not and shall not permit any of its Subsidiaries to (unless required by applicable Law or the regulations or requirements of any stock exchange or regulatory organization applicable to the Company and its Subsidiaries), between the date of this Agreement and the Effective Time, directly or indirectly, do, or agree to do, any of the following without the prior written consent of Parent:

(a) amend or otherwise change its articles of incorporation or bylaws or equivalent organizational documents;

(b) issue, sell, pledge, dispose of, grant, transfer or encumber any shares of capital stock of, or other Equity Interests in, the Company or any Company Subsidiary of any class, or other rights of any kind to acquire any shares of such capital stock or other Equity Interests of the Company or any Company Subsidiary, except that the Company may issue shares of Company Common Stock pursuant to the Company ESPP or upon exercise of Company Options and may grant Company Options in the ordinary course of business consistent with past practice;

(c) (i) sell, pledge, dispose of, transfer, lease, license or encumber (other than pursuant to Permitted Liens) any material property or assets (other than Company Intellectual Property) of the Company or any Company Subsidiary, except (A) sales, pledges, dispositions, transfers, leases, licenses or encumbrances pursuant to and in accordance with the terms of existing Contracts, or (B) sales, pledges, dispositions, transfers, leases, licenses or encumbrances of property or assets by the Company or a Company Subsidiary in the ordinary course of business; (ii) sell, pledge, dispose of, transfer, lease, license, abandon, fail to maintain or encumber any Company Intellectual Property, except sales, pledges, dispositions, transfers, leases, licenses, abandonments, failures to maintain or encumbrances in the ordinary course of business which will not materially impair the conduct of the Company’s business; (iii) enter into any Contract or series of related Contracts, or any amendment or series of related amendments of one or more Contracts, outside of the ordinary course of business consistent with past practice and involving aggregate receipts, payments or expenses (direct, contingent or otherwise) in excess of $500,000 in any fiscal quarter; or (iv) enter into any material commitment or transaction outside the ordinary course of business consistent with past practice;

(d) declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to any of the capital stock of the Company or enter into any agreement with respect to the voting of the capital stock of the Company;

(e) (i) reclassify, combine, split or subdivide any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of, or in substitution for, shares of its capital stock, or (ii) redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock, other Equity Interests or other securities;

(f) (i) incur any indebtedness for borrowed money (other than debt incurred in the ordinary course of business consistent with past practice) or issue any debt securities or assume, guarantee or endorse or otherwise as an accommodation become responsible for, the obligations of any person (other than a wholly-owned Company Subsidiary) for borrowed money, in each case except for indebtedness for borrowed money under the Company’s existing credit facilities or replacement credit facilities in an aggregate amount not larger than the Company’s existing credit facilities, (ii) terminate, cancel, or agree to any material and adverse change in, any Company Material Contract, (iii) make or authorize capital expenditures other than consistent with past practices and in any event not in excess of $3.0 million in the aggregate during any fiscal quarter, (iv) make or authorize any material loan to any person (other than a Company Subsidiary) outside the ordinary course of business and consistent with past practice or (v) enter into any agreement or arrangement that limits or otherwise restricts the Company or any of its

Subsidiaries or any of their respective Affiliates or any successor thereto, or that could, after the Effective Time, limit or restrict Parent or any of its Affiliates (including the Surviving Corporation) or any successor thereto, from engaging or competing in any line of business or in any geographic area;

(g) except as may be required by contractual commitments with respect to severance or termination pay in existence on the date of this Agreement as disclosed in Section 3.8 of the Company Disclosure Letter, (i) increase the compensation or benefits payable or to become payable to its directors, officers or employees (except for increases in accordance with past practices and methodologies in salaries or wages of officers and/or employees of the Company or any Company Subsidiary), (ii) grant any rights to severance or termination pay to, or enter into any employment or severance agreement with, any director, officer or other employee of the Company or any Company Subsidiary (other than with respect to newly appointed directors and newly hired employees in accordance with past practices of the Company or any Company Subsidiary, provided that any such agreements shall not provide for the payment of any severance or termination pay as a result of the execution of this Agreement or the consummation of the transactions contemplated hereby), (iii) establish, adopt, enter into or amend any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer, consultant or employee outside the ordinary course of business consistent with past practices, except to the extent required by applicable Law, (iv) close any facility or engage in any mass layoff that could implicate the WARN Act, or (v) take any affirmative action to amend or waive any performance or vesting criteria or accelerate vesting, exercisability or funding under any Company Benefit Plan or Company Option;

(h) make any material change in accounting policies or procedures, other than in the ordinary course of business consistent with past practice or except as required by GAAP or by a Governmental Entity;

(i) except in the ordinary course of business consistent with past practice, make any material Tax election or settle or compromise any material Tax liability or refund, change any annual Tax accounting period or material method of Tax accounting, file any material amendment to a Tax Return, enter into any closing agreement relating to any material Tax, surrender any right to claim a material Tax refund or consent to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment;

(j) modify, amend or terminate, or waive, release or assign any material rights or claims with respect to any confidentiality or, except as necessary in connection with the exercise of the Company’s rights under Section 6.4, standstill agreement to which the Company is a party and which relates to a business combination involving the Company;

(k) write up, write down or write off the book value of any assets, individually or in the aggregate, for the Company and the Company Subsidiaries taken as a whole, other than in the ordinary course of business or except as required by GAAP;

(l) except as necessary in connection with the exercise of the Company’s rights under Section 6.4, take any action to render inapplicable, or to exempt any third party from, any Takeover Law;

(m) acquire, or agree to acquire, from any person any assets (not including Intellectual Property), operations, business or securities or engage in, or agree to engage in, any merger, consolidation or other business combination with any person, except in connection with capital expenditures permitted hereunder and except for acquisitions of inventory and other assets (not including Intellectual Property) in the ordinary course of business or, which, individually or in the aggregate, would not be reasonably expected to result in the failure to satisfy, or material delay in satisfying, any of the conditions to the Merger set forth in Article 7;

(n) take any action that is intended or would reasonably be expected to result in any of the conditions to the Merger set forth in Article 7 not being satisfied;

(o) adopt a stockholder rights plan or agreement or “poison pill”;

(p) acquire, or agree to acquire, from any person, any Intellectual Property, except in the ordinary course of business consistent with past practice (including in size and nature);

(q) without Parent’s prior written consent, which consent shall not be unreasonably withheld, enter into any confidentiality or similar obligations which could prohibit the Company from providing or disclosing any agreement, contract or other arrangement to Parent;

(r) authorize or enter into any agreement or otherwise make any commitment to do any of the foregoing; or

(s) cause or permit to expire without renewal, fail to renew or make any material modification to any material insurance policy to which the Company or any Company Subsidiary is a party.

Section 5.2 Conduct of Business by Parent Pending the Closing. Parent agrees that, between the date of this Agreement and the Effective Time, except as set forth in Section 5.2 of the Parent Disclosure Letter or as specifically contemplated by any other provision of this Agreement, or unless the Company shall otherwise consent in writing, Parent shall, and shall cause each Parent Subsidiary to, use its commercially reasonable efforts to (x) maintain its existence in good standing under applicable Law, (y) subject to the restrictions set forth in this Section 5.2, conduct its operations only in the ordinary and usual course of business consistent with past practice and (z) keep available the services of the current officers, key employees and key consultants of Parent and each Parent Subsidiary and to preserve the current relationships of Parent and the Parent Subsidiaries with their customers, suppliers and other persons with which Parent or any Parent Subsidiary has significant business relations, in each case as is reasonably necessary in order to preserve substantially intact its business organization. In addition, without limiting the foregoing, except as set forth in Section 5.2 of the Parent Disclosure Letter or as specifically contemplated by any other provision of this Agreement, Parent shall not and shall not permit any of its Subsidiaries to (unless required by applicable Law or the regulations or requirements of any stock exchange or regulatory organization applicable to Parent and its

Subsidiaries), between the date of this Agreement and the Effective Time, directly or indirectly, do, or agree to do, any of the following without the prior written consent of the Company:

(a) amend or otherwise change its certificate of incorporation or bylaws or equivalent organizational documents;

(b) issue, sell, pledge, dispose of, grant, transfer or encumber any shares of capital stock of, or other Equity Interests in, Parent or any Parent Subsidiary of any class, or other rights of any kind to acquire any shares of such capital stock or other Equity Interests of Parent or any Parent Subsidiary, except that Parent may issue shares of Parent Common Stock pursuant to Parent’s Employee Stock Purchase Plan or upon exercise of Parent Options and may grant Parent Options in the ordinary course of business consistent with past practice;

(c) (i) sell, pledge, dispose of, transfer, lease, license or encumber (other than pursuant to Permitted Liens) any material property or assets (other than Parent Intellectual Property) of Parent or any Parent Subsidiary, except (A) sales, pledges, dispositions, transfers, leases, licenses or encumbrances pursuant to and in accordance with the terms of existing Contracts, or (B) sales, pledges, dispositions, transfers, leases, licenses or encumbrances of property or assets by Parent or a Parent Subsidiary in the ordinary course of business; (ii) sell, pledge, dispose of, transfer, lease, license, abandon, fail to maintain or encumber any Parent Intellectual Property, except sales, pledges, dispositions, transfers, leases, licenses, abandonments, failures to maintain or encumbrances in the ordinary course of business which will not materially impair the conduct of Parent’s business; (iii) enter into any Contract or series of related Contracts, or any amendment or series of related amendments of one or more Contracts, outside of the ordinary course of business consistent with past practice and involving aggregate receipts, payments or expenses (direct, contingent or otherwise) in excess of $500,000 in any fiscal quarter; or (iv) enter into any material commitment or transaction outside the ordinary course of business consistent with past practice;

(d) declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to any of the capital stock of Parent or enter into any agreement with respect to the voting of the capital stock of Parent;

(e) (i) reclassify, combine, split or subdivide any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of, or in substitution for, shares of its capital stock, or (ii) redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock, other Equity Interests or other securities;

(f) (i) incur any indebtedness for borrowed money (other than debt incurred in the ordinary course of business consistent with past practice) or issue any debt securities or assume, guarantee or endorse or otherwise as an accommodation become responsible for, the obligations of any person (other than a wholly-owned Parent Subsidiary) for borrowed money, in each case except for indebtedness for borrowed money under Parent’s existing credit facilities or replacement credit facilities in an aggregate amount not larger than Parent’s existing credit facilities, (ii) terminate, cancel, or agree to any material and adverse change in, any Parent Material Contract, (iii) make or authorize any capital expenditure materially in excess of Parent’s budget as disclosed to the Company prior to the date hereof, (iv) make or authorize any material loan to any person (other than a Parent Subsidiary) outside the ordinary course of business and consistent with past practice or (v) enter into any agreement or arrangement that limits or otherwise restricts Parent or any of its Subsidiaries or any of their respective Affiliates or any successor thereto, or that could, after the Effective Time, limit or restrict the Surviving Corporation or any of its Affiliates or any successor thereto, from engaging or competing in any line of business or in any geographic area;

(g) except as may be required by contractual commitments with respect to severance or termination pay in existence on the date of this Agreement as disclosed in Section 4.8 of the Parent Disclosure Letter, (i) increase the compensation or benefits payable or to become payable to its directors, officers or employees (except for increases in accordance with past practices and methodologies in salaries or wages of officers and/or employees of Parent or any Parent Subsidiary), (ii) grant any rights to severance or termination pay to, or enter into any employment or severance agreement with, any director, officer or other employee of Parent or any Parent Subsidiary (other than with respect to newly appointed directors and newly hired employees in accordance with past practices of Parent or any Parent Subsidiary, provided that any such agreements shall not provide for the payment of any severance or termination pay as a result of the execution of this Agreement or the consummation of the transactions contemplated hereby), (iii) establish, adopt, enter into or amend any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer, consultant or employee outside of the ordinary course of business consistent with past practice, except to the extent required by applicable Law, (iv) close any facility or engage in any mass layoff that could implicate the WARN Act, or (v) take any affirmative action to amend or waive any performance or vesting criteria or accelerate vesting, exercisability or funding under any Parent Benefit Plan or Parent Option;

(h) make any material change in accounting policies or procedures, other than in the ordinary course of business consistent with past practice or except as required by GAAP or by a Governmental Entity;

(i) except in the ordinary course of business consistent with past practice, make any material Tax election or settle or compromise any material Tax liability or refund, change any annual Tax accounting period or material method of Tax accounting, file any material amendment to a Tax Return, enter into any closing agreement relating to any material Tax, surrender any right to claim a material Tax refund or consent to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment;

(j) modify, amend or terminate, or waive, release or assign any material rights or claims with respect to any confidentiality or, except as necessary in connection with the exercise of Parent’s rights under Section 6.4, standstill agreement to which Parent is a party and which relates to a business combination involving Parent;

(k) write up, write down or write off the book value of any assets, individually or in the aggregate, for Parent and the Parent Subsidiaries taken as a whole, other than in the ordinary course of business or except as required by GAAP;

(l) except as necessary in connection with the exercise of Parent’s rights under Section 6.4, take any action to render inapplicable, or to exempt any third party from, any Takeover Law;

(m) acquire, or agree to acquire, from any person any assets (not including Intellectual Property), operations, business or securities or engage in, or agree to engage in, any merger, consolidation or other business combination with any person, except in connection with capital expenditures permitted hereunder and except for acquisitions of inventory and other assets (not including Intellectual Property) in the ordinary course of business or, which, individually or in the aggregate, would not be reasonably expected to result in the failure to satisfy, or material delay in satisfying any of the conditions to the Merger set forth in Article 7;

(n) take any action that is intended or would reasonably be expected to result in any of the conditions to the Merger set forth in Article 7 not being satisfied;

(o) acquire, or agree to acquire, from any person, any Intellectual Property, except in the ordinary course of business consistent with past practice (including in size and nature);

(p) except as necessary in connection with the exercise of Parent’s rights under Section 6.4, amend or otherwise change the Parent Rights Agreement;

(q) without the Company’s prior written consent, which consent shall not be unreasonably withheld, enter into any confidentiality or similar obligations which could prohibit Parent from providing or disclosing any agreement, contract or other arrangement to the Company;

(r) authorize or enter into any agreement or otherwise make any commitment to do any of the foregoing; or

(s) cause or permit to expire without renewal, fail to renew or make any material modification to any material insurance policy to which Parent or any Parent Subsidiary is a party.

Section 5.3 Tax-Free Reorganization Treatment.

(a) Each of Parent and the Company shall, and shall cause each of their respective Subsidiaries to, use its commercially reasonable efforts to cause the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code. Each of Parent and the Company shall use its commercially reasonable efforts not to, and not to permit or cause any of its Subsidiaries to, take any action that could reasonably be expected to prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(b) Each of the Company and Parent shall report the Merger as a reorganization within the meaning of Section 368 of the Code, unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

(c) The parties hereto shall cooperate and use their commercially reasonable efforts in order for Parent to obtain the opinion of Latham & Watkins LLP described in Section 7.1(g) and for the Company to obtain the opinion of Kirkland & Ellis LLP described in Section 7.1(h). In connection therewith, both Parent (together with Merger Sub) and the Company shall deliver to Latham & Watkins LLP and Kirkland & Ellis LLP representation letters, dated and executed as of the dates of such opinions, in substantially the form attached to this Agreement as Exhibits 7.1(g) and 7.1(h), respectively.

Section 5.4 Control of Other Party’s Business. Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the operations of the Company prior to the consummation of the Merger. Nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct the operations of the Parent prior to the consummation of the Merger. Prior to the consummation of the Merger, each of Parent and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its respective operations.

ARTICLE 6.

ADDITIONAL AGREEMENTS

Section 6.1 Registration Statement; Proxy Statement.

(a) As promptly as reasonably practicable after the execution of this Agreement, Parent and the Company shall prepare and file with the SEC a joint proxy statement relating to the Company Stockholders’ Meeting and Parent Stockholders’ Meeting (together with any amendments thereof or supplements thereto, the “Proxy Statement”), and Parent shall prepare and file with the SEC a registration statement on Form S-4 (together with all amendments thereto, the “Registration Statement”; the prospectus contained in the Registration Statement together with the Proxy Statement, the “Joint Proxy/Prospectus”), in which the Proxy Statement shall be included, in connection with the registration under the Securities Act of the shares of Parent Common Stock to be issued to the stockholders of the Company as Merger Consideration. Each of Parent and the Company shall use Commercially Reasonable Efforts to cause the Registration Statement to become effective as promptly as practicable, and, prior to the effective date of the Registration Statement, Parent shall take all or any action reasonably required under any applicable federal or state securities Laws in connection with the issuance of shares of Parent Common Stock in the Merger. Each of Parent and the Company shall furnish all information concerning it and the holders of its capital stock as the other may reasonably request in connection with such actions and the preparation of the Registration Statement and Proxy Statement. As promptly as reasonably practicable after the Registration Statement shall have become effective and the Proxy Statement shall have been cleared by the SEC, the Company and Parent shall mail the Joint Proxy/Prospectus to their respective stockholders; provided, however, that the parties shall consult and cooperate with each other in determining the appropriate time for mailing the Joint Proxy/Prospectus in light of the date set for the Company Stockholders’ Meeting and the Parent Stockholders’ Meeting. No filing of, or amendment or supplement to, the Proxy Statement shall be made by the Company or Parent, and no filing of, or amendment or supplement to, the Registration Statement shall be made by Parent, in each case, without the prior consent of the other party, such consent not to be unreasonably withheld; provided, however, that the foregoing shall not apply to Company SEC Filings or Parent SEC Filings deemed to supplement the Proxy Statement or Registration Statement through their incorporation by reference therein. Parent and the Company each shall advise the other, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order, the suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Proxy Statement or the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information.

(b) Each of the Company and Parent will cause all of the information supplied by it for inclusion or incorporation by reference in the Registration Statement and the Proxy Statement not to, at (i) the time the Registration Statement is declared effective by the SEC, (ii) the time the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the stockholders of the Company, (iii) the time the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to stockholders of Parent, (iv) the time of the Company Stockholders’ Meeting and (v) the time of the Parent Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. If at any time prior to the Effective Time any event or circumstance relating to the Company or Parent, or any of their respective Subsidiaries, or their respective officers or directors, which should be (but is not) set forth in an amendment or a supplement to, or otherwise included in, the Registration Statement or Proxy Statement, such party shall promptly inform the other party. Each of the Company and Parent will cause all documents for which it is responsible for filing with the SEC in connection with the transactions contemplated herein to comply as to form and substance in all material respects with the applicable requirements of the Securities Act and/or the Exchange Act, as applicable.

Section 6.2 Stockholders’ Meetings.

(a) The Company shall duly call and hold a meeting of its stockholders (the “Company Stockholders’ Meeting”) as promptly as reasonably practicable in accordance with applicable Law, the Company Articles and the Company Bylaws following the date the Registration Statement becomes effective and the Proxy Statement is cleared by the SEC and after coordination with Parent, for the purpose of voting upon the adoption and approval of this Agreement and the Merger. In connection with the Company Stockholders’ Meeting and the transactions contemplated hereby, the Company will (i) subject to applicable Law, use its Commercially Reasonable Efforts (including postponing or adjourning the Company Stockholders’ Meeting to obtain a quorum or to solicit additional proxies, but for no other reason without the prior consent of Parent, such consent not to be unreasonably withheld) to obtain the necessary approvals by its stockholders of this Agreement, the Merger and the other transactions contemplated hereby and (ii) otherwise comply with all legal requirements applicable to the Company Stockholders’ Meeting. Except as otherwise permitted by Section 6.4, the board of directors of the Company shall not withdraw or adversely modify (or propose to withdraw or adversely modify) the Company Recommendation, and the Joint Proxy/Prospectus shall contain such recommendation.

(b) Parent shall duly call and hold a meeting of its stockholders (the “Parent Stockholders’ Meeting”) as promptly as reasonably practicable in accordance with applicable Law, the Parent Certificate and Parent’s bylaws following the date the Registration Statement becomes effective and the Proxy Statement is cleared by the SEC and after coordination with the Company, for the purpose of voting upon the approval of the Share Issuance. In connection with the Parent Stockholders’ Meeting and the transactions contemplated hereby, Parent will (i) subject to applicable Law, use its Commercially Reasonable Efforts (including postponing or adjourning the Parent Stockholders’ Meeting to obtain a quorum or to solicit additional proxies, but for no other reason without the prior consent of the Company, such consent not to be unreasonably withheld) to obtain the necessary approvals by its stockholders of the Share Issuance and (ii) otherwise comply with all legal requirements applicable to the Parent Stockholders’ Meeting. Except as otherwise permitted by Section 6.4, the board of directors of Parent shall not withdraw or adversely modify (or propose to withdraw or adversely modify) the Parent Recommendation, and the Joint Proxy/Prospectus shall contain such recommendation.

Section 6.3 Access to Information; Confidentiality. Except as required pursuant to any confidentiality agreement or similar agreement or arrangement to which the Company or Parent or any of their respective Subsidiaries is a party (which such person shall use commercially reasonable efforts to cause the counterparty to waive) from the date of this Agreement to the Effective Time, the Company and Parent shall, and shall cause each of their respective Subsidiaries and each of their respective directors, officers, employees, accountants, consultants, legal counsel, investment bankers, advisors, and agents and other representatives (collectively, “Representatives”) to (a) provide to the other party and its respective Representatives access at reasonable times upon reasonable prior notice to the officers, employees, agents, properties, offices and other facilities of such party and its Subsidiaries and to the books and records thereof and (b) subject to applicable Laws relating to the exchange of information, furnish promptly such information concerning the business, properties, Contracts, assets, liabilities, personnel and other aspects of itself and its Subsidiaries as the other party and its Representatives may reasonably request, except for such information or agreements set forth in Section 6.3 to the Company Disclosure Letter or Section 6.3 to the Parent Disclosure Letter. No investigation conducted pursuant to this Section 6.3 shall affect or be deemed to modify or limit any representation or warranty made in this Agreement or the conditions to the obligations to consummate the Merger. With respect to the information disclosed pursuant to this Section 6.3, the parties shall comply with, and shall cause their respective Representatives to comply with, all of their respective obligations under the Mutual Confidentiality Agreement, dated January 13, 2005, previously executed by the Company and Parent (the “Confidentiality Agreement”).

Section 6.4 No Solicitation of Transactions.

(a) Except as otherwise permitted by this Section 6.4, each of the Company and Parent agrees that it shall not, nor shall it permit any of its Subsidiaries to, and it shall cause its and its Subsidiaries’ Representatives not to, directly or indirectly: (i) solicit, initiate, encourage, facilitate or induce any inquiry with respect to, or the making, submission or announcement of, any Acquisition Proposal (it being understood and agreed that nothing in this clause (i) shall be deemed to restrict in any manner the operation of either party’s business, or that of its subsidiaries, in the ordinary course of business), (ii) participate in any discussions or negotiations regarding, or furnish to any person any nonpublic information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal (it being understood and agreed that nothing in this clause (ii) shall be deemed to restrict in any manner the operation of either party’s business, or that of its Subsidiaries, in the ordinary course of business), (iii) engage in discussions with any person with respect to any Acquisition Proposal, except to notify such person as to the existence of these provisions, (iv) approve, adopt, endorse or recommend to its stockholders or any other person any Acquisition Proposal with respect to it, or (v) enter into any letter of intent or similar document or any agreement, commitment or understanding providing for or contemplating any Acquisition Proposal or a transaction contemplated thereby. Except as permitted by Section 6.4(c) hereof and subject to compliance with its terms, each of the Company and Parent shall immediately terminate, and shall cause its Subsidiaries and its and its Subsidiaries’ Representatives to terminate immediately, all discussions or negotiations, if any, with any third party with respect to, or any that would reasonably be expected to lead to an Acquisition Proposal. Each of the Company and Parent shall immediately demand that each person which has heretofore executed a confidentiality agreement with it or any of its Affiliates (for all purposes of references to Affiliates in this sentence, excluding Bain Capital, Inc. and its Affiliates and Bear, Stearns & Co. Inc. and its Affiliates) or Subsidiaries or any of its or its Affiliates’ or Subsidiaries’ Representatives since January 1, 2002 with respect to such person’s consideration of a possible Acquisition Proposal (which definition, for the purposes of this sentence only, shall substitute for each reference to “80%” and “20%” appearing therein, “75%” and “25%”, respectively) to immediately return or destroy (and have such destruction certified in writing by such person to such party hereunder) all confidential information heretofore furnished by such party or any of its Affiliates or Subsidiaries or any of its or its Affiliates’ or Subsidiaries’ Representatives to such person or any of such person’s Affiliates or Subsidiaries or any of such person’s or such person’s Affiliates’ or Subsidiaries’ Representatives with respect to such person’s consideration of a possible Acquisition Proposal.

(b) Promptly, but in any event within twenty-four (24) hours, after receipt of any Acquisition Proposal by the Company or Parent, or any request for nonpublic information or inquiry which it reasonably believes would reasonably be expected to lead to an Acquisition Proposal, such party shall provide the other party with written notice of the material terms and conditions of such Acquisition Proposal, request or inquiry, and the identity of the person or group making any such Acquisition Proposal, request or inquiry, and a copy of all written materials provided in connection with such Acquisition Proposal, request or inquiry. After receipt of the Acquisition Proposal, request or inquiry by the Company or Parent, as the case may be, it shall promptly keep the other party hereunder informed in all material respects of the status and details (including material amendments or proposed material amendments) of any such Acquisition Proposal, request or inquiry and shall promptly provide to it a copy of all written materials subsequently provided in connection with such Acquisition Proposal, request or inquiry.

(c) If, prior to the Company Stockholders Meeting in the case of the Company or Parent Stockholders Meeting in the case of Parent, (x) either the Company or Parent receives an Acquisition Proposal (for purposes of the procedures set forth in this Section 6.4(c), any Acquisition Proposal received prior to the date hereof and which is still outstanding as of the date hereof shall be deemed to have been received immediately after execution and delivery hereof and any amendment to the terms of an Acquisition Proposal shall constitutes a new Acquisition Proposal) which constitutes a Superior Proposal, and (y) such party’s board of directors (or any committee thereof charged with such authority) has concluded in good faith, based at least in part on the advice of its outside legal counsel, that the failure to take some or all of the actions set forth in clause (1) or clause (2) below with respect to such Acquisition Proposal would reasonably be expected to result in a breach of its fiduciary obligations to its stockholders under applicable Law, such party shall promptly, but in any event in less than one (1) day following the date of such conclusion (but in any event prior to taking the actions set forth in (1) and (2) below), provide to the other party hereunder written notice that shall state expressly (A) that it has received an Acquisition Proposal which constitutes a Superior Proposal, (B) that such party’s board of directors (or a committee thereof charged with such authority) has made the conclusions set forth in clause (y) above and (C) the identity of the party making such Acquisition Proposal and the material terms and conditions of the Acquisition Proposal (such notice, the “Superior Proposal Notice”) and may then take the following actions:

(1) furnish nonpublic information to the third party making such Acquisition Proposal, provided, that (x) prior to so furnishing, the furnishing party receives from the third party an executed confidentiality agreement containing terms no more favorable to the third party than the terms under the Confidentiality Agreement and customary standstill provisions and (y) contemporaneously with furnishing any such nonpublic information to such third party, the furnishing party furnishes a copy of such nonpublic information to the other party hereunder (to the extent such nonpublic information has not been previously so furnished); and

(2) engage in discussions and/or negotiations with the third party with respect to the Acquisition Proposal.

(d) In response to the receipt of a Superior Proposal that has not been withdrawn and continues to constitute a Superior Proposal after compliance by the party receiving the Superior Proposal with this Section 6.4(d), the board of directors (or any committee thereof charged with such authority) of such party may (x) withhold or withdraw the Company Recommendation or the Parent Recommendation, as the case may be or (y) approve, adopt, endorse or recommend to its stockholders a Superior Proposal (any of the foregoing actions, whether by the board of directors or a committee thereof, a “Change of Recommendation”), only if all of the following conditions are met:

(i) the Company Stockholders’ Meeting or the Parent Stockholders’ Meeting, as the case may be, has not occurred;

(ii) the board of directors (or any committee thereof charged with such authority) of such party has concluded in good faith, based at least in part on advice of its outside legal counsel, that, in light of such Superior Proposal, the failure of the board of directors to effect a Change of Recommendation would reasonably be expected to result in a breach of its fiduciary obligations to its stockholders under applicable Law; and

(iii) the board of directors of such party has (A) provided to the other party hereto five (5) Business Days’ prior written notice of its intent to effect a Change of Recommendation (which notice shall include reasonable details of the applicable Superior Proposal and the manner in which it intends to effect the Change of Recommendation), (B) made available to the other party hereto all materials and information made available to the person making the Superior Proposal in connection with such Superior Proposal, and (C) for such five (5) Business Day period following the delivery to the other party of such notice and the provision of the materials and information referred to in (B) above, such party shall, if requested by the other party, negotiate in good faith with the other party to revise this Agreement with the goal that the Acquisition Proposal that constituted a Superior Proposal would no longer constitute a Superior Proposal.

(e) Each of the Company and Parent agrees that it shall not submit to the vote of its stockholders any Acquisition Proposal (whether or not a Superior Proposal) or propose to do so. Nothing contained in this Agreement shall be deemed to restrict the Company or Parent from complying with Rules 14d-9 or 14e-2 under the Exchange Act or be deemed to restrict the Company or Parent from making such other disclosures as may be required by federal securities laws or applicable fiduciary duties.

(f) It is understood and agreed that the Company, its board of directors (or any committee thereof charged with applicable authority) and its outside legal counsel shall be entitled to rely on and deem applicable to the Company and its board of directors the Law applicable to corporations incorporated in Delaware for purposes of making the conclusions contemplated by this Section 6.4 (and providing advice with respect thereto) relating to the fiduciary obligations of such person. The immediately preceding sentence is intended only to govern the contractual rights of the parties to this Agreement; it being understood and agreed that nothing in this Agreement is intended to modify any fiduciary duties of the Company’s board of directors or any committee thereof under applicable Law.

Section 6.5 Commercially Reasonable Efforts.

(a) The Company and Parent shall each use its Commercially Reasonable Efforts to (i) take, or cause to be taken, all appropriate action, and do, or cause to be done, all things necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the transactions contemplated by this Agreement as promptly as reasonably practicable, (ii) obtain from any Governmental Entities any consents, licenses, permits, waivers, approvals, authorizations or orders required (A) to be obtained or made by Parent or the Company or any of its respective Subsidiaries, and (B) to avoid any action or proceeding by any Governmental Entity in connection with the authorization, execution and delivery of this Agreement and the consummation of the transactions contemplated herein, including, without limitation, the Merger, (iii) make all necessary filings, and thereafter make any other required submissions, with respect to this Agreement and the Merger required under the Securities Act and the Exchange Act, any other applicable federal or state securities Laws, and any other applicable Law and (iv) contest and defend any lawsuits or other legal proceedings challenging this Agreement or the transactions contemplated hereby. In the event that the transactions contemplated by this Agreement cannot otherwise be consummated, each of Parent and the Company shall effect divestitures, hold separate and license arrangements that are reasonable in the aggregate. Parent and the Company shall cooperate with each other in connection with the making of all filings referenced in this paragraph, including providing copies of all such documents to the non-filing party and its advisors prior to filing and, if requested, to accept all reasonable additions, deletions or changes suggested in connection therewith. To the extent reasonably practicable and subject to applicable confidentiality agreements and other confidentiality restrictions, the Company and Parent shall have the right to review and approve in advance, such approval not to be unreasonably withheld, all the information relating to it and its Subsidiaries that appears in any filing made with, or written materials submitted to, any third party and/or any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement. The Company and Parent may, as each deems reasonably advisable and necessary, designate any competitively sensitive information provided to the other under this Section 6.5 as “outside counsel only.” Such information shall be given only to outside counsel of the recipient. In addition, the Company and Parent may redact any information from such documents shared with the other party or its counsel that is not pertinent to the subject matter of the filing or submission or which is subject to applicable confidentiality agreements and other confidentiality restrictions.

(b) Subject to the proviso contained in the following sentence of this Section 6.5(b), the Company and Parent shall give (or shall cause their respective Subsidiaries to give) any notices to third parties, and use, and cause their respective Subsidiaries to use, Commercially Reasonable Efforts to obtain any non-governmental third-party consents, (i) necessary, proper or advisable to consummate the transactions contemplated in this Agreement, (ii) required to be disclosed in the Company Disclosure Letter or the Parent Disclosure Letter, as applicable, or (iii) required to prevent a Company Material Adverse Effect or a Parent Material Adverse Effect from occurring prior to or after the Effective Time. In the event that either party shall fail to obtain any third-party consent described in the first sentence of this Section 6.5(b), such party shall use Commercially Reasonable Efforts, and shall take any such actions reasonably requested by the other party hereto, to minimize any adverse effect upon the Company and Parent, their respective Subsidiaries, and their respective businesses resulting, or which could reasonably be expected to result after the Effective Time, from the failure to obtain such consent.

(c) Parent shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Parent Common Stock to deliver all shares payable to the holders of Company Common Stock converted pursuant to Section 2.1.

Section 6.6 Certain Notices. From and after the date of this Agreement until the Effective Time, each of the Company and Parent shall promptly notify the other party of (a) the occurrence, or non-occurrence, of any event that would be reasonably likely to cause any condition to the obligations of any party to effect the Merger and the other transactions contemplated by this Agreement not to be satisfied or (b) the failure of the Company or Parent, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it pursuant to this Agreement which would reasonably be expected to result in any condition to the obligations of any party to effect the Merger and the other transactions contemplated by this Agreement not to be satisfied; provided, however, that the delivery of any notice pursuant to this Section 6.6 shall not cure any breach of any representation or warranty, the failure to comply with any covenant, the failure to meet any condition or otherwise limit or affect the remedies available hereunder to the party receiving such notice. Each of the Company and Parent shall provide to the other party the written copy of the opinion of the Company Financial Advisors contemplated by Section 3.3(c) and of the Parent Financial Advisor contemplated by Section 4.3(c), respectively, immediately following the receipt thereof from the Company Financial Advisors and the Parent Financial Advisor, respectively.

Section 6.7 Public Announcements. Each of Parent and the Company shall, to the extent reasonably practicable, consult with and obtain the approval of the other party (which shall not be unreasonably withheld or delayed) before issuing any press release or other public disclosure with respect to the Merger or this Agreement and shall not issue any such press release or disclosure prior to such consultation and approval, except as may be required by applicable Law or any listing agreement related to the trading of the shares of either party on any national securities exchange or national automated quotation system, in which case the party proposing to issue such press release or make such public disclosure shall use commercially reasonable efforts to consult in good faith with the other party before issuing any such press release or making any such public disclosure; provided, however, that each of Parent and the

Company may make any public statement in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as any such statements are not inconsistent with previous press releases, public disclosures or public statements made jointly by Parent and the Company and do not reveal non-public information regarding the other party.

Section 6.8 Nasdaq Listing. Parent shall use Commercially Reasonable Efforts to cause the Parent Common Stock to be issued in the Merger and to be reserved for issuance upon the exercise of converted Company Options to be approved for listing on Nasdaq, subject to official notice of issuance, prior to the Effective Time.

Section 6.9 Employee Benefit Matters.

(a) For one (1) year following the Effective Time, Parent shall provide or cause to be provided to those employees of the Surviving Corporation or any of its Subsidiaries who were employees of the Company or any Company Subsidiary immediately prior to the Effective Time, salary and employee welfare benefits that, in the aggregate, are comparable to the salary and employee welfare benefits package provided to such employees by the Company or such Company Subsidiary immediately prior to the execution of this Agreement. Parent shall provide or cause to be provided Surviving Corporation Severance Benefits to those employees of the Surviving Corporation or any of its Subsidiaries who were employees of the Company or any Company Subsidiary immediately prior to the Effective Time whose employment is involuntarily terminated within the first (1st) year following the Effective Time. “Surviving Corporation Severance Benefits” shall mean two weeks of base salary, plus one additional week of base salary for each full year of service such employee of the Surviving Corporation or any of its Subsidiaries provided to the Company or any Company Subsidiary, in each case with a minimum severance of eight weeks base salary.

(b) With respect to each benefit plan of Parent (“Parent Benefit Plan”) in which employees of the Company and the Company Subsidiaries (“New Parent Employees”) subsequently participate, for purposes of determining vesting and entitlement to benefits, including for severance benefits and vacation entitlement (but not for purposes of accrual of pension benefits or equity compensation), service with the Company or any Company Subsidiary (or predecessor employers to the extent the Company or any Company Subsidiary provides past service credit) shall be treated as service with Parent; provided that such service shall not be recognized to the extent that such recognition would result in a duplication of benefits or to the extent that such service was not recognized under the applicable Company Benefit Plan. Such service also shall apply for purposes of satisfying any waiting periods, evidence of insurability requirements or the application of any pre-existing condition limitations. Each Parent Benefit Plan shall waive pre-existing condition limitations to the same extent waived under the applicable Company Benefit Plan. New Parent Employees shall be given credit for amounts paid under a corresponding benefit plan during the same period for purposes of applying deductibles, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the Parent Benefit Plan for the plan year in which the Effective Time occurs.

(c) At the request of Parent, the Company shall adopt a resolution or obtain a written consent terminating the 401(k) plan of the Company (the “Company 401(k)”) effective not later than the day immediately preceding the Closing Date and contingent upon (i) the occurrence of the Closing, and (ii) receipt by the Surviving Corporation of a letter from the IRS stating that the Company 401(k) is qualified under Section 401(a) of the Code upon its termination, the contents of the application for which shall include a statement that the Company 401(k) is being terminated in connection with the Merger and that employees of the Surviving Corporation shall, immediately following the Effective Time, become eligible to participate in a 401(k) plan sponsored by Parent. In the event that Parent requests that the Company 401(k) be terminated, the Company shall provide Parent with copies of the relevant resolution or written consent not later than the day immediately preceding the Closing Date.

(d) The provisions of this Section 6.9 are for the sole benefit of the parties to this Agreement and their respective permitted successors and assigns, and nothing herein, expressed or implied, is intended or shall be construed to confer upon or give to any person, other than the parties hereto and their respective permitted successors and assigns, any legal or equitable or other rights or remedies with respect to the matters provided for in this Section 6.9 under or by reason of any provision of this Agreement.

Section 6.10 Indemnification of Directors and Officers.

(a) Parent shall, and shall cause the Surviving Corporation to, indemnify and hold harmless, and provide advancement of expenses to, all past and present directors and officers of the Company or any of its Subsidiaries to the fullest extent permitted by applicable Law for acts or omissions occurring at or prior to the Effective Time (including for acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby) in their capacities as such whether pursuant to the Company Articles, the Company Bylaws, the organizational documents of any Company Subsidiary, any individual indemnity agreements or otherwise, and such obligations shall survive the Merger and shall continue in full force and effect in accordance with the terms of the Company’s Articles, the Company Bylaws, organizational documents of any Company Subsidiary and any such individual indemnity agreements from the Effective Time for six (6) years following the Effective Time.

(b) For six (6) years following the Effective Time, Parent shall, or shall cause the Surviving Corporation to, cause to be maintained in effect for the benefit of the Company’s directors and officers prior to the Effective Time an insurance policy that provides coverage for acts or omissions occurring prior to the Effective Time (the “D&O Insurance”) covering each such person covered immediately prior to the Effective Time by the officers’ and directors’ liability insurance policies of the Company on terms with respect to coverage and in amounts no less favorable than those of the Company’s policies in effect on the date hereof; provided, however, that the Surviving Corporation shall not be required to pay an annual premium for the D&O Insurance in excess of one hundred seventy-five percent (175%) of the amount of the last annual premiums paid by the Company prior to the date hereof (which premium the Company represents and warrants to be not more than $800,000 per annum); provided, further, that if the annual premiums of such insurance coverage exceed one hundred seventy-five percent (175%) of the amount of the last annual premiums paid by the Company prior to the date hereof, Parent shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(c) In the event that Parent or any of its successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, proper provision will be made so that the successors and assigns of Parent assume the obligations set forth in this Section 6.10.

(d) The provisions of this Section 6.10 (i) are intended to be for the benefit of, and will be enforceable by, each indemnified party, his or her heirs and his or her representatives and (ii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract or otherwise.

Section 6.11 Tax Treatment. This Agreement is intended to constitute a “plan of reorganization” within the meaning of Treasury Regulation Section 1.368-2(g).

Section 6.12 Affiliate Letters. The Company shall, promptly after the date hereof and prior to the mailing of the Joint Proxy/Prospectus, deliver to Parent a list setting forth the names of all persons the Company expects to be, at the time of the Company Stockholders’ Meeting, “affiliates” of the Company for purposes of Rule 145 under the Securities Act. The Company shall furnish such information and documents as Parent may reasonably request for the purpose of reviewing the list. The Company shall use commercially reasonable efforts to cause each person who is identified as an affiliate in the list furnished or supplemented pursuant to this Section 6.12 to execute a written agreement prior to the Closing Date in substantially the form of Exhibit 6.12 hereto.

Section 6.13 Section 16 Matters. Prior to the Effective Time: (a) the board of directors of Parent, or an appropriate committee of non-employee directors thereof, shall adopt a resolution consistent with the interpretive guidance of the SEC so that the acquisition by any officer or director of the Company who may become a covered person of Parent for purposes of Section 16 of the Exchange Act (together with the rules and regulations thereunder, “Section 16”), of shares of Parent Common Stock or options to purchase shares of Parent Common Stock pursuant to this Agreement and the Merger shall be an exempt transaction for purposes of Section 16; and (b) the board of directors of the Company or an appropriate committee of non-employee directors thereof, shall adopt a resolution consistent with the interpretive guidance of the SEC so that the disposition by any officer or director of the Company who is a covered person of the Company for purposes of Section 16 of shares of Company Common Stock or Company Options pursuant to this Agreement and the Merger shall be an exempt transaction for purposes of Section 16.

Section 6.14 Blue Sky Laws. Parent shall take such steps as may be necessary to comply with the securities and Blue Sky Laws of all jurisdictions that are applicable to the issuance of the Parent Common Stock in connection with the Merger. The Company shall use its commercially reasonable efforts to assist Parent as may be necessary to comply with the securities and Blue Sky Laws of all jurisdictions that are applicable in connection with the issuance of Parent Common Stock in connection with the Merger.

ARTICLE 7.

CLOSING CONDITIONS

Section 7.1 Conditions to Obligations of Each Party Under This Agreement. The respective obligations of each party to effect the Merger and the other transactions contemplated herein shall be subject to the satisfaction at or prior to the Effective Time of the following conditions, any or all of which may be waived, in whole or in part, to the extent permitted by applicable Law:

(a) Effectiveness of the Registration Statement. The Registration Statement shall have been declared effective by the SEC under the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC, and no proceedings for that purpose shall have been initiated or, to the Knowledge of Parent or the Company, threatened by the SEC.

(b) Stockholder Approval. The Company Stockholder Approval and the Parent Stockholder Approval shall have been obtained.

(c) No Order. No Governmental Entity, nor any federal or state court of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, judgment or injunction or order (whether temporary, preliminary or permanent), in any case which is in effect and which prevents or prohibits consummation of the Merger; provided, however, that the provisions of this Section 7.1(c) as they apply with respect to any decree, judgment or injunction or order shall not be available to any party who has failed to fulfill its obligations pursuant to Section 6.5(a)(iv) with respect thereto.

(d) Consents and Approvals. Other than the filing provided for under Section 1.2, all consents, approvals and authorizations of any Governmental Entity required of Parent, the Company or any of their Subsidiaries to consummate the Merger, the failure of which to be obtained or taken, individually or in the aggregate, would have a Parent Material Adverse Effect (determined, for purposes of this clause, after giving effect to the Merger), shall have been obtained; provided, however, that the provisions of this Section 7.1(d) shall not be available to any party whose failure to fulfill its obligations pursuant to Section 6.5 shall have been the cause of, or shall have resulted in, the failure to obtain such consent, approval or authorization.

(e) Nasdaq Listing. The shares of Parent Common Stock issuable to the Company’s stockholders in the Merger and such other shares of Parent Common Stock to be reserved for issuance in connection with the Merger shall have been approved for listing on Nasdaq, subject to official notice of issuance.

(f) Antitrust Clearance. The waiting period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) and any waiting periods under significant foreign antitrust laws or regulations applicable to the Merger shall have expired or been terminated.

(g) Parent Tax Opinion. Parent shall have received the opinion of Latham & Watkins LLP, dated as of the Closing Date, to the effect that on the basis of the facts, representations and assumptions set forth in such opinion, the Merger will be treated for federal income Tax purposes as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, Latham & Watkins LLP shall receive and rely upon representations contained in letters of Parent (together with Merger Sub) and the Company to be delivered as of the Closing Date substantially in the forms attached hereto as Exhibits 7.1(g) and 7.1(h), respectively. The opinion referred to in this Section 7.1(g) shall not be waivable after receipt of the Company Stockholder Approval or the Parent Stockholder Approval referred to in Section 7.1(b), unless further stockholder approval is obtained with appropriate disclosure.

(h) Company Tax Opinion. The Company shall have received the opinion of Kirkland & Ellis LLP, dated as of the Closing Date, to the effect that on the basis of the facts, representations and assumptions set forth in such opinion, the Merger will be treated for federal income Tax purposes as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, Kirkland & Ellis LLP shall receive and rely upon representations contained in letters of Parent (together with Merger Sub) and the Company to be delivered as of the Closing Date substantially in the form attached hereto as Exhibits 7.1(g) and 7.1(h), respectively. The opinion referred to in this Section 7.1(h) shall not be waivable after receipt of the Company Stockholder Approval or the Parent Stockholder Approval referred to in Section 7.1(b), unless further stockholder approval is obtained with appropriate disclosure.

Section 7.2 Additional Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger and the other transactions contemplated herein are also subject to the following conditions, any or all of which may be waived, in whole or in part, to the extent permitted by applicable Law:

(a) Representations and Warranties. The representations and warranties of the Company contained in this Agreement shall have been true and correct as of the date hereof and shall be true and correct as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date) without giving effect to any limitation as to materiality or Company Material Adverse Effect or other similar qualifications set forth therein, except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or other similar qualifications set forth therein) would not, individually or in the aggregate, result in a Company Material Adverse Effect. Parent shall have received a certificate signed by an executive officer of the Company to the foregoing effect.

(b) Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date. Parent shall have received a certificate of an executive officer of the Company to the foregoing effect.

(c) Company Material Adverse Effect. From the date of this Agreement until the Closing Date, there shall not have been a Company Material Adverse Effect, Parent shall have received a certificate of an executive officer of the Company to the foregoing effect.

(d) Employment Agreements. Exhibit 7.2 sets forth a list of the Company’s employees who have entered into forward employment agreements with Parent as of the date hereof. No more than three (3) of such employees shall have expressed an intention (which has not been subsequently reversed) not to comply with the terms of such forward employment agreements; provided, however, notwithstanding the preceding clause, Hock Tan shall not have expressed an intention (which has not been subsequently reversed) not to comply with the terms of such forward employment agreement.

(e) Financial Statements. The Company (i) shall have delivered to Parent audited financial statements as of and for the fiscal year ending July 2, 2005, (ii) shall have delivered to Parent the unqualified audit opinion from PricewaterhouseCoopers LLP (“PWC”) with respect to such financial statements, (iii) shall have filed such financial statements with the SEC as part of the Company’s Annual Report on Form 10-K for such fiscal year end, and (iv) shall not have reported, and PWC shall not have reported, any findings of Material Weakness which have not been remediated prior to the date of completion of the items set forth in clauses (i)-(iii); provided however, that in the event PWC or the Company shall have reported any such findings of Material Weakness, if the Company (x) has delivered to Parent any notification of any findings of any Material Weakness or Significant Deficiency by either PWC or the Company, together with copies of all related reports and letters delivered in connection therewith promptly after preparation or receipt by the Company and (y) either (1) has remediated all such Material Weaknesses prior to the date upon which all other conditions to Closing under Article 7 of this Agreement have been satisfied or waived by the parties, other than those conditions that by their terms are to be satisfied as of the Closing (the “Condition Date”), or (2) has used Commercially Reasonable Efforts to remediate all such Material Weaknesses prior to the Condition Date, and has presented to Parent a plan which provides for remediation of such Material Weaknesses within a reasonable time period, which plan and period is approved by Parent following consultation with PWC, such approval not to be unreasonably withheld or delayed by Parent, then the condition set forth in subsection (iv) of this Section 7.2(e) shall be deemed to have been satisfied. Upon written request by the Company, Parent shall at Parent’s expense engage an independent accounting firm of recognized standing to make an independent determination as to whether such approval of Parent should be given or withheld by Parent pursuant to the foregoing standard that such approval shall not be unreasonably withheld or delayed, which determination shall be dispositive and binding on Parent and the Company.

Section 7.3 Additional Conditions to Obligations of the Company. The obligation of the Company to effect the Merger and the other transactions contemplated in this Agreement is also subject to the following conditions, any or all of which may be waived, in whole or in part, to the extent permitted by applicable Law:

(a) Representations and Warranties. The representations and warranties of Parent and Merger Sub contained in this Agreement shall have been true and correct as of the date hereof and shall be true and correct as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date) without giving effect to any limitation as to materiality or Parent Material Adverse Effect or other similar qualifications set forth therein, except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” or other similar qualifications set forth therein) would not, individually or in the aggregate, result in a Parent Material Adverse Effect. The Company shall have received a certificate signed by an executive officer of Parent to the foregoing effect.

(b) Agreements and Covenants. Each of Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date. The Company shall have received a certificate of an executive officer of Parent to the foregoing effect.

(c) Parent Material Adverse Effect. From the date of this Agreement until the Closing Date, there shall not have been a Parent Material Adverse Effect. The Company shall have received a certificate signed by an executive officer of Parent to the foregoing effect.

(d) Parent Board Representation. The parties shall have taken all actions necessary such that, as of the Effective Time, the provisions of Section 1.6 shall have been fulfilled, including: (i) the authorized size of Parent’s board of directors shall have been increased to nine (9) members, of which four (4) shall be Company Designated Directors; (ii) Parent shall have amended its bylaws as set forth in Exhibit 1.6(c); and (iii) Hock Tan shall have been appointed the chairman of the board of directors of Parent.

(e) Financial Statements. Parent (i) shall have delivered to Company audited financial statements as of and for the fiscal year ending April 3, 2005, (ii) shall have delivered to the Company the unqualified audit opinion from PWC with respect to such financial statements, (iii) shall have filed such financial statements with the SEC as part of Parent’s Annual Report on Form 10-K for such fiscal year end, and (iv) shall not have reported, and PWC shall not have reported, any findings of Material Weakness which have not been remediated prior to the date of completion of the items set forth in clauses (i)-(iii); provided however, that in the event PWC or Parent shall have reported any such findings of Material Weakness, if Parent (x) has delivered to the Company any notification of any findings of any Material Weakness or Significant Deficiency by either PWC or Parent, together with copies of all related reports and letters delivered in connection therewith promptly after preparation or receipt by Parent and (y) either (1) has remediated all such Material Weaknesses prior to the Condition Date, or (2) has used Commercially Reasonable Efforts to remediate all such Material Weaknesses prior to the Condition Date, and has presented to the Company a plan which provides for remediation of such Material Weaknesses within a reasonable time period, which plan and period is approved by the Company following consultation with PWC, such approval not to be unreasonably withheld or delayed by the Company, then the condition set forth in subsection (iv) of this Section 7.3(e) shall be deemed to have been satisfied. Upon written request by Parent, the Company shall at the Company’s expense engage an independent accounting firm of recognized standing to make an independent determination as to whether such approval of the Company should be given or withheld by the Company pursuant to the foregoing standard that such approval shall not be unreasonably withheld or delayed, which determination shall be dispositive and binding on Parent and the Company.

ARTICLE 8.

TERMINATION, AMENDMENT AND WAIVER

Section 8.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, by action taken or authorized by the board of directors of the terminating party or parties, whether before or after approval of the matters presented in connection with the Merger by the stockholders of the Company or the stockholders of Parent:

(a) By mutual written consent of Parent and the Company, which consent shall have been approved by action of their respective boards of directors;

(b) By written notice of either the Company or Parent, if the Merger shall not have been consummated prior to January 15, 2006 (or March 15, 2006 if as of January 15, 2006 the only unsatisfied condition to Closing set forth in Article 7 (other than conditions that, by their nature, cannot be satisfied until the Closing Date) is the condition set forth in Section 7.1(f), such date, as it may be extended as provided above, shall be referred to herein as the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement (including without limitation such party’s obligations set forth in Section 6.5) has been the cause of, or resulted in, the failure of the Effective Time to occur on or before the Outside Date;

(c) By written notice of either the Company or Parent, if any Governmental Entity shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the Merger, and such order, decree, ruling or other action shall have become final and nonappealable (which order, decree, ruling or other action the parties shall have used their Commercially Reasonable Efforts to resist, resolve or lift, as applicable, subject to Section 6.5);

(d) By written notice of the Company or Parent, as the case may be, if the board of directors (or any committee thereof charged with such authority) of the other party shall have effected a Change of Recommendation;

(e) By written notice of either the Company or Parent, as the case may be, following or in connection with a Change of Recommendation of such party following compliance in full with all of such party’s obligations under Section 6.4; provided, however, that it shall be a condition to termination by the terminating party pursuant to this Section 8.l(e) that the terminating party shall have made the payment of the fee to the other party required by Section 8.2(e)(i) or Section 8.2(f)(i), as the case may be, in accordance with Section 8.2(g);

(f) By written notice of Parent (if Parent is not in material breach of its obligations or its representations and warranties under this Agreement such that the conditions set forth in Sections 7.3(a) and 7.3(b) would not be capable of being satisfied), if there has been a breach by the Company of any representation, warranty, covenant or agreement contained in this Agreement which (i) would result in a failure of a condition set forth in Section 7.2(a) or 7.2(b) and (ii) cannot be cured prior to the Outside Date, provided that Parent shall have given the Company written notice, delivered at least ten (10) days prior to such termination, stating Parent’s intention to terminate this Agreement pursuant to this Section 8.1(f) and the basis for such termination;

(g) By written notice of the Company (if the Company is not in material breach of its obligations or its representations and warranties under this Agreement such that the conditions set forth in Sections 7.2(a) and 7.2(b) would not be capable of being satisfied), if there has been a breach by Parent or Merger Sub of any representation, warranty, covenant or agreement contained in this Agreement which (i) would result in a failure of a condition set forth in Section 7.3(a) or 7.3(b) and (ii) cannot be cured prior to the Outside Date, provided that the Company shall have given Parent written notice, delivered at least ten (10) days prior to such termination, stating the Company’s intention to terminate this Agreement pursuant to this Section 8.1(g) and the basis for such termination;

(h) By written notice of either Parent or the Company if (i) the Company Stockholder Approval shall not have been obtained at the Company Stockholders’ Meeting duly convened therefor (or at any adjournment or postponement thereof) at which a quorum is present and the vote to adopt this Agreement is taken or (ii) the Parent Stockholder Approval shall not have been obtained at the Parent Stockholders’ Meeting duly convened therefor (or at any adjournment or postponement thereof) at which a quorum is present and the vote to approve the Share Issuance is taken; or

(i) By written notice of the Company if the average closing price per share of Parent Common Stock (rounded to the nearest cent) on Nasdaq for twenty (20) consecutive trading days (as reported in the New York City edition of The Wall Street Journal for each such trading day, or, if not reported therein, any other authoritative source reasonably selected by Parent (the “Twenty-Day Average Parent Common Stock Price”)) measured on the date of such notice is less than 70% of the closing price per share of Parent Common Stock (rounded to the nearest cent) on Nasdaq (as reported in the New York City edition of The Wall Street Journal), measured on the last trading day immediately preceding the date of execution of this Agreement; or

(j) By written notice of Parent if the Twenty-Day Average Parent Common Stock Price, measured on the date of such notice is greater than 130% of the closing price per share of Parent Common Stock (rounded to the nearest cent) on Nasdaq (as reported in the New York City edition of The Wall Street Journal), measured on the last trading day immediately preceding the date of execution of this Agreement.

Section 8.2 Effect of Termination.

(a) Limitation on Liability. In the event of termination of this Agreement by either the Company or Parent as provided in Section 8.1, this Agreement (other than the last sentence of Section 6.3 and Articles 8 and 9) shall forthwith become null and void, and there shall be no liability on the part of Parent, Merger Sub or the Company; provided, however, that nothing in this Section 8.2 shall relieve any party hereto from liability for any breach occurring prior to any such termination of any of the representations and warranties (but solely to the extent such breach would result in a failure of the condition set forth in Section 7.2(a) or 7.3(a), as appropriate), covenants or agreements set forth in this Agreement.

(b) Parent Expenses. Parent and the Company agree that if this Agreement is terminated pursuant to Section 8.1(f), then the Company shall pay Parent an amount equal to the sum of Parent’s Expenses up to an amount equal to $1 million; provided, however, that no amount shall be paid pursuant to this Section 8.2(b) if an amount is paid pursuant to Section 8.2(e).

(c) Company Expenses. Parent and the Company agree that if this Agreement is terminated pursuant to Section 8.1(g), then Parent shall pay the Company an amount equal to the sum of the Company’s Expenses up to an amount equal to $1 million; provided, however, that no amount shall be paid pursuant to this Section 8.2(c) if an amount is paid pursuant to Section 8.2(f).

(d) Payment of Expenses. Payment of Expenses pursuant to Sections 8.2(b) or 8.2(c) shall be made not later than two (2) Business Days after delivery to the other party of notice of demand for payment and a documented itemization setting forth in reasonable detail all Expenses of the party entitled to receive payment (which itemization may be supplemented and updated from time to time by such party until the ninetieth (90th) calendar day after such party delivers such notice of demand for payment).

(e) Company Termination Fee. The Company shall pay to Parent a termination fee of $40.0 million (the “Company Termination Fee”) in immediately available funds in the event that this Agreement is terminated as follows: (i) if the Company shall terminate this Agreement pursuant to Section 8.1(e); (ii) if Parent shall terminate this Agreement pursuant to Section 8.1(d); (iii) if (A)(x) Parent shall terminate this Agreement pursuant to Section 8.1(f) as a result of the Company’s breach of Section 6.2(a) or (y) either party shall terminate this Agreement pursuant to Section 8.1(h)(i), and (B) at any time after the date of this Agreement and before the termination of this Agreement or the vote on this Agreement at the Company Stockholders’ Meeting, respectively, an Acquisition Proposal (provided that, for purposes of this Section 8.2(e)(iii) and Section 8.2(e)(iv) below, all percentages in the definition thereof shall be deemed to be equal to 50%) with respect to the Company shall have been publicly announced and not withdrawn, and (C) the Company enters into a definitive agreement providing for a Competing Transaction with respect to the Company or a Competing Transaction with respect to the Company is otherwise consummated, in either case, within twelve months following the termination of this Agreement; provided, however, that any such termination fee payable pursuant to this clause (iii) shall be reduced by the amount of any payments made pursuant to Section 8.2(b); or (iv) if (A) either party shall terminate this Agreement pursuant to Section 8.1(b), and (B) at any time after the date of this Agreement and before the termination of this Agreement, an Acquisition Proposal with respect to the Company shall have been publicly announced and not publicly and bona fide withdrawn, and (C) following the existence of such Acquisition Proposal and prior to any such termination, the Company shall have intentionally breached (and not cured after notice thereof) any of its covenants or agreements set forth in this Agreement in any material respect, which breach shall have materially contributed to the failure of the Effective Time to occur on or before the termination of this Agreement, and (D) the Company enters into a definitive agreement providing for a Competing Transaction with respect to the Company or a Competing Transaction with respect to the Company is otherwise consummated, in either case, within twelve months following the termination of this Agreement; provided, however, that any such termination fee payable pursuant to this clause (iv) shall be reduced by the amount of any payments made pursuant to Section 8.2(b).

(f) Parent Termination Fee. Parent shall pay to the Company a termination fee of $40.0 million (the “Parent Termination Fee”) in immediately available funds in the event that this Agreement is terminated as follows: (i) if Parent shall terminate this Agreement pursuant to Section 8.1(e); (ii) if the Company shall terminate this Agreement pursuant to Section 8.1(d); (iii) if (A)(x) the Company shall terminate this Agreement pursuant to Section 8.1(g) as a result of Parent’s breach of Section 6.2(b) or (y) either party shall terminate this Agreement pursuant to Section 8.1(h)(ii), and (B) at any time after the date of this Agreement and before the termination of this Agreement or the vote on this Agreement at the Parent Stockholders’ Meeting, respectively, an Acquisition Proposal (provided that, for purposes of this Section 8.2(f)(iii) and Section 8.2(f)(iv) below, all percentages in the definition thereof shall be deemed to be equal to 50%) with respect to Parent shall have been publicly announced and not withdrawn, and (C)

Parent enters into a definitive agreement providing for a Competing Transaction with respect to Parent or a Competing Transaction with respect to Parent is otherwise consummated, in either case, within twelve months following the termination of this Agreement; provided, however, that any such termination fee payable pursuant to this clause (iii) shall be reduced by the amount of any payments made pursuant to Section 8.2(c); or (iv) if (A) either party shall terminate this Agreement pursuant to Section 8.1(b), and (B) at any time after the date of this Agreement and before the termination of this Agreement, an Acquisition Proposal with respect to Parent shall have been publicly announced and not publicly and bona fide withdrawn, and (C) following the existence of such Acquisition Proposal and prior to any such termination, Parent shall have intentionally breached (and not cured after notice thereof) any of its covenants or agreements set forth in this Agreement in any material respect, which breach shall have materially contributed to the failure of the Effective Time to occur on or before the termination of this Agreement, and (D) Parent enters into a definitive agreement providing for a Competing Transaction with respect to Parent which or a Competing Transaction with respect to Parent is otherwise consummated, in either case, within twelve months following the termination of this Agreement; provided, however, that any such termination fee payable pursuant to this clause (iv) shall be reduced by the amount of any payments made pursuant to Section 8.2(c).

(g) All Payments. The Company Termination Fee and the Parent Termination Fee required to be paid pursuant to Sections 8.2(e)(i) or 8.2(f)(i), as the case may be, shall be paid prior to, and shall be a pre-condition to the effectiveness of, termination of this Agreement pursuant to Section 8.1(e). Any payment required to be made pursuant to Section 8.2(e)(ii) or 8.2(f)(ii) shall be made not later then two (2) Business Days after the date of termination. Any payment required to be made pursuant to Section 8.2(e)(iii), 8.2(e)(iv), 8.2(f)(iii) or 8.2(f)(iv) shall be made not later than two (2) Business Days after entering into a definitive agreement providing for, or the consummation of, the applicable Competing Transaction. In no event shall more than one Company Termination Fee or Parent Termination Fee be made. All payments under Section 8.2 shall be made by wire transfer of immediately available funds to an account designated by the party entitled to receive payment. The Company and Parent acknowledge that the agreements contained in Section 8.2 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, neither the Company nor Parent would enter into this Agreement. Accordingly, if either party fails promptly to pay any amount due pursuant to this Section 8.2 and, in order to obtain such payment, the Company or Parent, as applicable, commences a suit which results in a judgment against the other party for the fee set forth in this Section 8.2, such defaulting party shall pay to the prevailing party its costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amount of the fee at the prime rate of Citibank, N.A. in effect on the date such payment was required to be made.

Section 8.3 Amendment. Subject to compliance with applicable Law, this Agreement may be amended by the mutual agreement of the parties hereto at any time prior to the Effective Time only by an instrument in writing signed by the parties hereto.

Section 8.4 Waiver. At any time prior to the Effective Time, any party hereto may (a) extend the time for the performance of any of the obligations or other acts of the other party hereto, (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto and (c) waive compliance by the other party with any of the agreements or conditions contained herein; provided, however, that after any approval of the transactions contemplated by this Agreement by the stockholders of either party, there may not be, without further approval of such stockholders, any extension or waiver of this Agreement or any portion thereof which, by Law or in accordance with the rules of Nasdaq, requires further approval by such stockholders. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

Section 8.5 Fees and Expenses. Subject to Section 8.2, all expenses incurred by the parties hereto shall be borne solely and entirely by the party which has incurred the same; provided, however, that each of Parent and the Company shall pay one-half of the expenses related to (i) printing, filing and mailing the Registration Statement and the Proxy Statement and all SEC and other regulatory filing fees incurred in connection with the Registration Statement and the Proxy Statement or (ii) filing fees under the HSR Act.

ARTICLE 9.

GENERAL PROVISIONS

Section 9.1 Non-Survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 9.1 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

Section 9.2 Notices. Any notices required or permitted under, or otherwise in connection with this Agreement shall be in writing and shall be deemed to have been duly given when delivered in person or upon confirmation of receipt when transmitted by facsimile transmission (but only if followed by transmittal by national overnight courier or hand for delivery on the next Business Day) or on receipt after dispatch by registered or certified mail, postage prepaid, addressed, or on the next Business Day if transmitted by national overnight courier, in each case as follows:

If to Parent or Merger Sub, addressed to it at:

Integrated Device Technology, Inc.

6024 Silver Creek Valley Road

San Jose, CA 95138

Fax: (408) 492-8454

Attn: Gregory S. Lang

with a copy (which shall not constitute notice to Parent or Merger Sub) to:

Latham & Watkins LLP

135 Commonwealth Drive

Menlo Park, CA 94025

Fax: (650) 463-2600

Attn: Christopher L. Kaufman

If to the Company, addressed to it at:

Integrated Circuit Systems, Inc.

2435 Boulevard of The Generals

Norristown, PA 19043

Fax: (610) 630-5399

Attn: Hock E. Tan

with a copy (which shall not constitute notice to the Company) to:

Kirkland & Ellis LLP

Citigroup Center

153 East 53rd Street

New York, NY 10022

Fax: (212) 446-6460

Attn: Lance C. Balk and Andrew E. Nagel

Section 9.3 Certain Definitions. For purposes of this Agreement, the term:

“Acquisition Proposal” means, with respect to the Company or Parent, any offer or proposal concerning any (a) merger, consolidation, business combination or similar transaction involving such party pursuant to which either the stockholders of such party immediately prior to such transaction would own less than 80% of any class of equity securities of the entity surviving or resulting from such transaction (or the ultimate parent entity thereof), (b) sale or other disposition of assets of such party and its Subsidiaries representing 20% or more of the consolidated assets of such party and its Subsidiaries, in a single transaction or a series of related transactions, (c) issuance, sale or other disposition of securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) in each case by such party to any person or group representing 20% or more of the voting power of such party or (d) transaction in which any person shall acquire beneficial ownership of, or the right to acquire beneficial ownership of, or any group shall have been formed which beneficially owns or has the right to acquire beneficial ownership of, 20% or more of the outstanding voting capital stock of such party; provided, however, that none of the transactions contemplated by this Agreement or the Voting Agreements shall be deemed to be an Acquisition Proposal.

“Affiliate” of a specified person means a person that directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with, the person specified.

“Average Company Common Stock Closing Price” means the average closing price per share of Company Common Stock (rounded to the nearest cent) on Nasdaq for the five (5) consecutive trading days ending on the second trading day immediately prior to the Effective Time (as report in the New York City edition of The Wall Street Journal for each such trading day, or, if not reported therein, any other authoritative source reasonably selected by the Company).

“beneficial ownership” (and related terms such as “beneficially owned” or “beneficial owner”) has the meaning set forth in Rule 13d-3 under the Exchange Act.

“Blue Sky Laws” means state securities or “blue sky” Laws.

“Business Day” means any day on which banks are not required to be open or are authorized to close in San Francisco, California.

“COBRA” means Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code, and any similar state Law.

“CERCLA” means the Comprehensive Environmental Response, Compensation and Liability Act of 1980.

“Commercially Reasonable Efforts” means, with respect to any stated objective, the taking of all actions (or omitting to take actions) and the expending of all efforts that a reasonable, commercially prudent person in similar circumstances would take and expend in order to obtain such stated objective, which actions and efforts reflect a good faith desire of the person to consummate the transactions contemplated by this Agreement.

“Company Intellectual Property” means all Intellectual Property owned or licensed by the Company or a Company Subsidiary.

“Company Material Adverse Effect” means any effect on, change affecting, or condition having an effect on, the Company or any Company Subsidiary that is, or would reasonably be expected to be, materially adverse to (a) the business, financial condition or results of operations of the Company and the Company Subsidiaries, taken as a whole, except, in each case, for any such change or condition resulting from or arising out of (i) changes or developments in the principal industry in which the Company and the Company Subsidiaries operate generally, which changes or developments do not disproportionately affect the Company relative to other participants in such industry in any material respect, (ii) changes or developments in financial or securities markets in the United States or the economy in the United States or in Asia which changes do not disproportionately affect the Company in any material respect, (iii) any change in the Company’s stock price or trading volume, in and of itself, or (iv) this Agreement, the transactions contemplated by this Agreement or the announcement of the transactions contemplated by this Agreement, or (b) the ability of the Company to consummate the transactions contemplated by this Agreement; provided, however, that subsection (b) of this definition shall not be applicable where “Company Material Adverse Effect” is used in Article 7 of this Agreement.

“Company Option” means any option to purchase Company Common Stock.

“Company Patents” are all issued patents owned or licensed by the Company or a Company Subsidiary whether foreign or domestic.

“Company Stock Option Plans” means the Company’s 1999 Stock Option Plan, the Company’s 2000 Long-Term Equity Incentive Plan and the Company’s 2002 Employees’ Equity Incentive Plan.

“Competing Transaction” means, with respect to the Company or Parent, any (a) merger, consolidation, business combination or similar transaction involving such party pursuant to which either (i) the stockholders of such party immediately prior to such transaction would own less than 65% of any class of equity securities of the entity surviving or resulting from such transaction (or the ultimate parent entity thereof) or (ii) the individuals comprising the board of directors of such party prior to such transaction would not constitute a majority of the board of directors of such surviving entity or ultimate parent entity, (b) sale or other disposition of assets of such party and its Subsidiaries representing 35% or more of the consolidated assets of such party and its Subsidiaries, in a single transaction or a series of related transactions, (c) issuance, sale or other disposition of securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) in each case by such party to any person or group representing 35% or more of the voting power of such party or (d) transaction in which any person shall acquire beneficial ownership of, or the right to acquire beneficial ownership or any group shall have been formed which beneficially owns or has the right to acquire beneficial ownership of, 35% or more of the outstanding voting capital stock of such party.

“Contracts” means any of the agreements, contracts, leases, powers of attorney, notes, loans, evidence of indebtedness, purchase orders, letters of credit, settlement and coexistence agreements, franchise agreements, undertakings, covenants not to compete, covenants not to sue or enforce, employment agreements, licenses, instruments, obligations, commitments, understandings, purchase and sales orders, quotations and other executory commitments to which any company is a party or to which any of the assets of the companies are subject, whether oral or written, express or implied.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management or policies of a person, whether through the ownership of securities or as trustee or executor, by Contract or otherwise.

“Environmental Laws” means any Law and any enforceable judicial or administrative interpretation thereof, including any judicial or administrative order, consent decree, judgment, stipulation, injunction, permit or authorization pertaining to the Company, any Company Subsidiary, Parent or any Parent Subsidiary, in each case having the force and effect of Law, relating to the pollution, protection, investigation or restoration of the environment, health and safety as affected by the environment, Hazardous Materials or natural resources, including, without limitation, those relating to the use, handling, presence, transportation, treatment, storage, disposal, release, threatened release or discharge of Hazardous Materials or to noise, odor, wetlands, pollution or contamination.

“Environmental Permits” means any permit, approval, identification number, license and other authorization required under any applicable Environmental Law.

“Equity Interest” means any share, capital stock, partnership, membership or similar interest in any entity, and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable therefor.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means any person (whether or not incorporated) other than the Company or Parent that together with the Company or Parent, as applicable, or any of their respective Subsidiaries is considered under common control and treated as a single employer under Section 414(b), (c), (m) or (o) of the Code.

“Exchange Act” means the Securities Exchange Act of 1934.

“Expenses” includes all reasonable out-of-pocket expenses (including, without limitation, all reasonable fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto and its Affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and the transactions contemplated hereby, including the preparation, printing, filing and mailing of the Registration Statement and Proxy Statement, as applicable, and the solicitation of stockholder approvals and all other matters related to the transactions contemplated hereto.

“GAAP” means generally accepted accounting principles as applied in the United States.

“Governmental Entity” means domestic or foreign governmental, administrative, judicial or regulatory authority.

“group” has the meaning ascribed to such term pursuant to Rule 13d-5(b)(1) under the Exchange Act.

“Hazardous Materials” means (a) any petroleum, petroleum products, petroleum byproducts or breakdown products, radioactive materials, asbestos-containing materials or polychlorinated biphenyls, or (b) any toxic or hazardous substance, chemical, material, pollutant, contaminant or waste.

“Implied All Stock Exchange Ratio” means the quotient of (a) the Total Purchase Price Per Share and (b) the average of the closing price per share of Parent Common Stock (rounded to the nearest cent) on Nasdaq for the five (5) consecutive trading days ending on the second trading day immediately prior to the Effective Time (as reported in the New York City edition of The Wall Street Journal for each such trading day, or, if the not reported therein, any other authoritative source reasonably selected by Parent) (the “Average Parent Common Stock Closing Price”).

“Intellectual Property” means intellectual property or other proprietary rights of every kind, foreign or domestic, including all patents, patent applications, inventions (whether or not patentable), processes, products, technologies, discoveries, copyrightable and copyrighted works, apparatus, mask works, trade secrets, trademarks, trademark registrations and applications, domain names, service marks, service mark registrations and applications, trade names, know-how, trade dress, copyright registrations, customer lists, confidential marketing and customer information, licenses, confidential technical information, software, and all documentation thereof.

“Knowledge” of any person which is not an individual means, with respect to any specific matter, the actual knowledge of such person’s executive officers and (x) with respect to the Company, the persons, if any, listed on Section 9.3 of the Company Disclosure Letter or (y)

with respect to Parent, the persons, if any, listed on Section 9.3 of the Parent Disclosure Letter, in each case after reasonably inquiry.

“Law” means foreign, domestic, state or local law, statute, code, ordinance, rule, regulation, treaty, order, judgment, writ, stipulation, award, injunction, decree or arbitration award or finding.

“Liens” means any mortgage, pledge, lien, security interest, conditional or installment sale agreement, encumbrance, charge or other claims of third parties of any kind.

“Material Weakness” shall have the meaning ascribed thereto in PCAOB Auditing Standard No. 2 “An Audit of Internal Control Over Financial Reporting Performed in Conjunction with an Audit of Financial Statements.”

“Nasdaq” means the Nasdaq Stock Market.

“Parent Certificate” means Parent’s Amended and Restated Certificate of Incorporation, as amended through the date of this Agreement.

“Parent Intellectual Property” means all Intellectual Property owned or licensed by Parent or a Parent Subsidiary.

“Parent Material Adverse Effect” means any effect on, change affecting, or condition having an effect on, Parent or any Parent Subsidiary that is, or would reasonably be expected to be, materially adverse to (a) the business, financial condition or results of operations of Parent and the Parent Subsidiaries, taken as a whole, except, in each case, for any such change or condition resulting from or arising out of (i) changes or developments in the principal industry in which Parent and the Parent Subsidiaries operate generally, which changes or developments do not disproportionately affect Parent relative to other participants in such industry in any material respect, (ii) changes or developments in financial or securities markets in the United States or the economy in the United States or in Asia which changes do not disproportionately affect Parent in any material respect, (iii) any change in Parent’s stock price or trading volume, in and of itself, or (iv) this Agreement, the transactions contemplated by this Agreement or the announcement of the transactions contemplated by this Agreement or (b) the ability of Parent to consummate the transactions contemplated by this Agreement; provided, however, that subsection (b) of this definition shall not be applicable where “Parent Material Adverse Effect” is used in Article 7 of this Agreement.

“Parent Option” means any option or warrant to purchase Parent Common Stock.

“Parent Option Grant” means any grant by Parent of a Parent Option.

“Parent Patents” are all issued patents owned or licensed by Parent or a Parent Subsidiary whether foreign or domestic.

“Parent Rights” means rights issued under the Parent Rights Agreement.

“Parent Rights Agreement” means the Rights Agreement, dated December 21, 1998, by and between Parent and BankBoston, N.A.

“Parent Stock Option Plans” means Parent’s 2004 Equity Plan, Parent’s 1994 Stock Option Plan, Parent’s 1997 Stock Option Plan, Parent’s 1994 Director Stock Option Plan and Parent’s Non-Qualified Deferred Compensation Plan.

“Permitted Liens” means: (a) Liens for Taxes, assessments or similar charges incurred in the ordinary course of business consistent with past practice that are not yet due and payable or are being contested in good faith; (b) pledges or deposits made in the ordinary course of business consistent with past practice; (c) Liens of mechanics, materialmen, warehousemen or other like Liens securing obligations incurred in the ordinary course of business consistent with past practice that are not yet due and payable or are being contested in good faith; and (d) similar Liens and encumbrances which are incurred in the ordinary course of business consistent with past practice and which do not in the aggregate materially detract from the value of such assets or properties or materially impair the use thereof in the operation of such business.

“person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, Governmental Entity, other entity or group.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“Share Issuance” means the issuance of Parent Common Stock pursuant to Section 2.1(a).

“Significant Deficiency” shall have the meaning ascribed thereto in PCAOB Auditing Standard No. 2 “An Audit of Internal Control Over Financial Reporting Performed in Conjunction with an Audit of Financial Statements.”

“Subsidiary” of any person means any corporation, partnership, joint venture or other legal entity of which such person (either alone or through or together with any other subsidiary), owns, directly or indirectly, a majority of the stock or other equity interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation, partnership, joint venture or other legal entity.

“Superior Proposal” means, with respect to the Company or Parent, as the case may be, any bona fide offer or proposal (on its most recently amended or modified terms, if amended or modified) made by a person other than either such party that (a) (i) provides for any merger, consolidation, business combination or similar transaction involving such party pursuant to which stockholders of such party immediately prior to such transaction would own less than 50% of the voting power of the entity surviving or resulting from such transaction (or the ultimate parent entity thereof) or (ii) provides for any sale or other disposition directly or indirectly of assets of such party and its Subsidiaries representing 50% or more of the consolidated assets of such party and its Subsidiaries, and (b) is on terms which such party’s board of directors in good faith concludes (based at least in part upon advice of a financial advisor of nationally recognized reputation and outside legal counsel) are more favorable to such party’s stockholders (in their capacities as stockholders) than the transactions contemplated by this Agreement (including any revisions hereto and after taking into account any termination fees or expense reimbursement obligations), and (c) is, in the reasonable judgment of such party, reasonably likely to be financed and completed.

“Taxes” means all taxes of any kind, including, without limitation, those on or measured by or referred to as income, gross receipts, sales, use, ad valorem, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, value added, property or windfall profits taxes, customs, duties or similar fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts imposed by any Governmental Entity.

“Tax Returns” means any report, return (including information return), claim for refund, or statement relating to Taxes, including any schedule or attachment thereto, and including any amendments thereof.

“Total Purchase Price Per Share” means the sum of (a) $7.25 and (b) the product of (i) the Exchange Ratio and (ii) the Average Parent Common Stock Closing Price.

“Treasury Regulations” means the United States Treasury regulations promulgated under the Code.

Section 9.4 Terms Defined Elsewhere. The following terms are defined elsewhere in this Agreement, as indicated below:

“Aggregate Cash Amount”	Section 2.1(f)(iii)(A)

“Aggregate Company Share Number”	Section 2.1(f)(iii)(B)

“Aggregate Parent Share Number”	Section 2.1(f)(iii)(C)

“Aggregate Parent Stock Value”	Section 2.1(f)(iii)(D)

“Agreement”	Preamble

“Articles of Merger”	Section 1.2

“Average Parent Common Stock Closing Price”	Section 9.3

“Cash Consideration”	Section 2.1(a)

“Certificates”	Section 2.2(b)

“Change of Recommendation”	Section 6.4(d)

“Closing Date”	Section 1.2

“Closing Parent Stock Price”	Section 2.1(f)(iii)(E)

“Closing Transaction Value”	Section 2.1(f)(iii)(F)

“Closing”	Section 1.2

“Code”	Preamble

“Company”	Preamble

“Company 401(k)”	Section 6.9(c)

“Company Articles”	Section 3.4(a)

“Company Benefit Plan”	Section 3.8(a)

“Company Board Approval”	Section 3.3(b)

“Company Bylaws”	Section 3.4(a)

“Company Common Stock”	Section 2.1(a)

“Company Designated Director”	Section 1.6(a)

“Company Designated Director Period”	Section 1.6(c)

“Company Director Nominee”	Section 1.6(c)

“Company Disclosure Letter”	Article 3

“Company ESPP”	Section 2.4(d)

“Company Financial Advisors”	Section 3.3(c)

“Company Foreign Benefit Plan”	Section 3.8(g)

“Company Form 10-K”	Section 3.6(c)

“Company Government Contracts”	Section 3.18

“Company Material Contract”	Section 3.9

“Company Permits”	Section 3.5

“Company Preferred Stock”	Section 3.2(a)

“Company Recommendation”	Section 3.3(b)

“Company SEC Filings”	Section 3.6(a)

“Company Stockholder Approval”	Section 3.3(a)

“Company Stockholders’ Meeting”	Section 6.2(a)

“Company Subsidiaries”	Section 3.1

“Company Termination Fee”	Section 8.2(e)

“Condition Date”	Section 7.2(e)

“Confidentiality Agreement”	Section 6.3

“D&O Insurance”	Section 6.10(b)

“DGCL”	Section 3.3(b)

“Effective Time”	Section 1.2

“Exchange Agent”	Section 2.2(a)

“Exchange Fund”	Section 2.2(a)

“Exchange Ratio”	Section 2.1(f)(ii)

“Final Offering Period”	Section 2.4(d)

“First Replacement Option Grant”	Section 2.4(b)

“HSR Act”	Section 7.1(f)

“Independent Director”	Section 1.6(c)

“IRS”	Section 2.1(f)(iv)

“Joint Proxy/Prospectus”	Section 6.1(a)

“Market Value”	Section 2.2(e)

“Merger Consideration”	Section 2.1(a)

“Merger Sub”	Preamble

“Merger”	Preamble

“New Parent Employees”	Section 6.9(b)

“Outside Date”	Section 8.1(b)

“Parent”	Preamble

“Parent Benefit Plan”	Section 6.9(b)

“Parent Board Approval”	Section 4.3(b)

“Parent Common Stock”	Section 2.1(a)

“Parent Designated Director”	Section 1.6(a)

“Parent Designated Director Period”	Section 1.6(c)

“Parent Director Nominee”	Section 1.6(c)

“Parent Disclosure Letter”	Article 4

“Parent ESPP”	Section 2.4(e)

“Parent Financial Advisor”	Section 4.3(c)

“Parent Foreign Benefit Plan”	Section 4.8(g)

“Parent Form 10-K”	Section 4.6(c)

“Parent Government Contract”	Section 4.20

“Parent Material Contract”	Section 4.9

“Parent Permits”	Section 4.5

“Parent Preferred Stock”	Section 4.2(a)

“Parent Recommendation”	Section 4.3(b)

“Parent SEC Filings”	Section 4.6(a)

“Parent Stockholder Approval”	Section 4.3(a)

“Parent Stockholders’ Meeting”	Section 6.2(b)

“Parent Subsidiaries”	Section 4.1

“Parent Termination Fee”	Section 8.2(f)

“PBCL”	Preamble

“Proxy Statement”	Section 6.1(a)

“PWC”	Section 7.2(e)

“Registration Statement”	Section 6.1(a)

“Replaced Option”	Section 2.4(b)

“Replacement Option Grants”	Section 2.4(b)

“Representatives”	Section 6.3

“Restricted Company Common Stock”	Section 2.4(a)(iii)

“Second Replacement Option Grant”	Section 2.4(b)

“Section 16”	Section 6.13

“SOXA”	Section 3.6(a)

“Stock Consideration”	Section 2.1(a)

“Superior Proposal Notice”	Section 6.4(c)

“Surviving Corporation”	Section 1.1

“Surviving Corporation Severance Benefits”	Section 6.9(a)

“Takeover Law”	Section 3.3(b)

“Twenty-Day Average Parent Common Stock Price”	Section 8.1(i)

“Voting Agreements”	Preamble

“WARN Act”	Section 3.16

“2000 Plan”	Section 2.4(a)(iii)

Section 9.5 Interpretation. When a reference is made in this Agreement to an Article, a Section or Exhibit, such reference shall be to an Article of, a Section of, or an Exhibit to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Unless otherwise expressly provided herein, any agreement, instrument, statute or other Law defined or referred to herein or in any agreement or instrument that is referred to herein (unless otherwise expressly provided therein) means such agreement, instrument, statute or the Law as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and references to all attachments thereto and instruments incorporated therein and (in the case of statutes and other Laws) by succession of comparable successor statutes and/or the adoption of rules regulations thereunder. References to a person are also to its permitted successors and assigns.

Section 9.6 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

Section 9.7 Entire Agreement. This Agreement (together with the Exhibits, Parent and Company Disclosure Letters and the other documents delivered pursuant hereto) and the Confidentiality Agreement constitute the entire agreement of the parties and supersede all prior agreements and undertakings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof.

Section 9.8 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto, in whole or in part (whether by operation of Law or otherwise), without the prior written consent of the other parties, and any attempt to make any such assignment without such consent shall be null and void, except that Merger Sub may assign, in its sole discretion, any or all of its rights, interests and obligations under this Agreement to any direct wholly-owned Subsidiary of Parent without the consent of the Company.

Section 9.9 No Other Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective successors and assigns, and nothing in this Agreement, express or implied, other than pursuant to Section 6.10, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 9.10 Mutual Drafting. Each party hereto has participated in the drafting of this Agreement, which each party acknowledges is the result of extensive negotiations between the parties.

Section 9.11 Governing Law; Consent to Jurisdiction.

(a) This Agreement and the transactions contemplated hereby, and all disputes between the parties under or related to the Agreement or the facts and circumstances leading to its execution, whether in Contract, tort or otherwise, shall be governed by and construed in accordance with the Laws of the State of New York, applicable to contracts executed in and to be performed entirely within the State by residents of such State except for those provisions which are expressly stated to be governed by the PBCL, which provisions shall be governed by and construed in accordance with the Laws of the State of Pennsylvania.

(b) Each of the parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of any court of the State of New York and Federal court of the United States of America, in each case sitting in New York County, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the parties hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding except in such courts, (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in such New York State court or, to the extent permitted by Law, in such Federal court, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding in any such New York State or Federal court, and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such New York State or Federal court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 9.2. Nothing in this Agreement shall affect the right of any party to this Agreement to serve process in any other manner permitted by Law.

Section 9.12 WAIVER OF JURY TRIAL. EACH OF PARENT, MERGER SUB AND THE COMPANY HEREBY IRREVOCABLY WAIVES TO THE FULLEST EXTENT PERMITTED BY LAW ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF PARENT, MERGER SUB OR THE COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

Section 9.13 Specific Performance. The parties hereto agree that irreparable damage would occur in the event any of the provisions of this Agreement were not to be performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof in addition to any other remedies at Law or in equity.

Section 9.14 Disclosure. Any matter disclosed in any section of a party’s Disclosure Letter shall be considered disclosed for other sections of such Disclosure Letter, but only to the extent such matter on its face would reasonably be expected to be pertinent to a particular section of a party’s Disclosure Letter in light of the disclosure made in such section. The provision of monetary or other quantitative thresholds for disclosure does not and shall not be deemed to create or imply a standard of materiality hereunder.

Section 9.15 Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

INTEGRATED DEVICE TECHNOLOGY, INC. a Delaware corporation

By:	/s/ GREG LANG
	Name:	Greg Lang
	Title:	President and Chief Executive Officer

COLONIAL MERGER SUB I, INC. a Pennsylvania corporation

By:	/s/ GREG LANG
	Name:	Greg Lang
	Title:	President and Chief Executive Officer

INTEGRATED CIRCUIT SYSTEMS, INC. a Pennsylvania corporation

By:	/s/ HOCK E. TAN
	Name:	Hock E. Tan
	Title:	President and Chief Executive Officer